Brookfield Infrastructure Partners L.P.

UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2010 (U.S. DOLLARS IN MILLIONS)

Brookfield Infrastructure Partners L.P. (the "Partnership") operates high quality, long-life assets that generate stable cash flows, require relatively minimal maintenance capital expenditures and, by virtue of barriers to entry and other characteristics, tend to appreciate in value over time. Its current business consists of the ownership and operation of premier utilities, fee for service and timber assets in North and South America, Australasia and Europe.

The Partnership's sole material asset is its 59% limited partnership interest in Brookfield Infrastructure L.P ("Brookfield Infrastructure"), which is accounted for using the equity method. As a result, we believe the financial statements of Brookfield Infrastructure are more relevant than the Partnership's because they present the financial position and results of our underlying operations in greater detail. Brookfield Asset Management Inc. ("Brookfield") and its affiliates own the remaining 41% of Brookfield Infrastructure, which through a redemption exchange mechanism can be converted into an equivalent interest in the Partnership.

BROOKFIELD INFRASTRUCTURE L.P.

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

US $ MILLIONS, UNAUDITED	March 31, 2010	December 31, 2009	January 1, 2009

Assets
Current assets
Cash and cash equivalents	$49.2	$58.3	$9.2
Accounts receivable and other	9.4	18.2	53.6
Total current assets	58.6	76.5	62.8

Cost accounted investment	—	—	195.2
Investments in associates (Note 4)	1,741.7	1,759.4	876.7
Property, plant and equipment (Note 5)	211.0	204.7	174.0
Other assets	3.9	3.8	12.5
Deferred taxes	13.0	13.0	13.0
	$2,028.2	$2,057.4	$1,334.2

Liabilities and partnership capital
Current liabilities
Accounts payable and other liabilities	$21.8	$21.9	$6.9

Corporate borrowings (Note 7)	—	—	139.5
Non-recourse borrowings (Note 8)	118.1	114.0	97.6
Deferred tax liabilities	7.0	7.5	10.4
Preferred shares (Note 9)	20.0	20.0	20.0
Redeemable partnership units (Note 10)	742.0	713.1	169.3

Partnership capital
Retained earnings (deficit)	(87.0)	(27.4)	180.2
Accumulated other comprehensive income	110.0	112.0	170.3
Partnership units (Note 10)	1,096.3	1,096.3	540.0
	$2,028.2	$2,057.4	$1,334.2

The accompanying notes are an integral part of these financial statements.

Brookfield Infrastructure Partners | 2010 First Quarter Interim Report

BROOKFIELD INFRASTRUCTURE L.P.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	For the three-month period ended March 31
US $ MILLIONS, UNAUDITED	2010	2009

Revenues	$8.5	$7.2
Cost of revenues (inclusive of depreciation expense of $1.8, 2009 - $1.7)	(6.4)	(2.6)
Selling, general and administrative expenses	(7.5)	(4.4)
Dividend income	—	0.3
Earnings (losses) from investments in associates	6.6	(0.9)
Profit (loss) before under noted	1.2	(0.4)
Interest expense	(15.4)	(7.9)
Mark to market loss adjustment on redeemable partnership units	(28.9)	(30.2)
Net loss before income tax recovery (expense)	(43.1)	(38.5)
Income tax recovery (expense)	0.8	(0.7)
Net loss for the period	$(42.3)	$(39.2)

The accompanying notes are an integral part of these financial statements.

Brookfield Infrastructure Partners | 2010 First Quarter Interim Report

BROOKFIELD INFRASTRUCTURE L.P.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS) INCOME

	For the three-month period ended March 31
US $ MILLIONS, UNAUDITED	2010	2009

Net loss for the period	$(42.3)	$(39.2)
Other comprehensive (loss) income
Revaluation	1.1	(0.7)
Foreign currency translation	6.6	22.7
Net loss on foreign currency hedging items	(13.0)	(12.0)
Deferred taxes	3.3	1.3
Other comprehensive (loss) income	(2.0)	11.3
Comprehensive (loss) income	$(44.3)	$(27.9)

The accompanying notes are an integral part of these financial statements.

Brookfield Infrastructure Partners | 2010 First Quarter Interim Report

BROOKFIELD INFRASTRUCTURE L.P.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN PARTNERSHIP CAPITAL

			Reserves			Equity Accounted Investments
US $ MILLIONS, UNAUDITED	Partnership units	Retained earnings (deficit)	Revaluation Surplus	Foreign currency translation	Hedge gains (losses)	Net income changes	Foreign currency translation	Revaluation surplus	Hedge gains (losses)	Total Partnership Capital
Balance as at December 31, 2009	$1,096.3	$(86.7)	$—	$16.1	$1.6	$59.3	$41.1	$43.0	$10.2	$1,180.9
Net income (loss)	—	(48.9)	—	—	—	6.6	—	—	—	(42.3)
Other comprehensive income (loss)	—	—	—	3.0	(1.5	—	3.6	1.3	(8.4)	(2.0)
Partnership distributions	—	(17.3)	—	—	—	—	—	—	—	(17.3)
Unit repurchases	—	—	—	—	—	—	—	—	—	—
Balance as at March 31, 2010	$1,096.3	$(152.9)	$—	$19.1	$0.1	$65.9	$44.7	$44.3	$1.8	$1,119.3

			Reserves			Equity Accounted Investments
US $ MILLIONS, UNAUDITED	Partnership units	Retained earnings	Revaluation Surplus	Foreign currency translation	Hedge gains (losses)	Net income changes	Foreign currency translation	Revaluation surplus	Hedge gains (losses)	Total Partnership Capital
Balance as at January 1, 2009	$540.0	$90.7	$—	$—	$70.3	$89.5	$—	$87.8	$12.2	$890.5
Net income (loss)	—	(38.3)	—	—	—	(0.9)	—	—	—	(39.2)
Other comprehensive income (loss)	—	—	—	—	(5.2)	—	22.7	(0.5)	(5.7)	11.3
Partnership distributions	—	(6.1)	—	—	—	—	—	—	—	(6.1)
Unit repurchases	(7.6)	—	—	—	—	—	—	—	—	(7.6)
Balance as at March 31, 2009	$532.4	$46.3	$—	$—	$65.1	$88.6	$22.7	$87.3	$6.5	$848.9

Brookfield Infrastructure Partners | 2010 First Quarter Interim Report

BROOKFIELD INFRASTRUCTURE L.P.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the three-month period ended March 31
US $ MILLIONS, UNAUDITED	2010	2009

Operating activities
Net loss	$(42.3)	$(39.2)
Adjustments for non-cash items:
Earnings (losses) from investments in associates	(6.6)	0.9
Deferred income tax (recovery) expense	(0.8)	0.7
Depreciation expense	1.8	1.7
Mark to market loss adjustment on redeemable partnership units	28.9	30.2
Change in non-cash working capital	10.5	12.6
Cash (used in) provided by operating activities	(8.5)	6.9

Financing activities
Distributions to unitholders	(17.3)	(6.1)
Repayments on credit facilities	—	(28.0)
Repurchase of units	—	(7.6)
Cash used in financing activities	(17.3)	(41.7)

Investment activities
Proceeds on sale of partial interest in Brookfield sponsored infrastructure fund	21.1	—
Proceeds on sale of partial interest in direct investment in DBCT	7.3	—
Acquisition of additional interest in Brookfield sponsored infrastructure fund	(10.5)	—
Additions to property, plant and equipment	(1.2)	(0.2)
Net proceeds from hedge settlement	—	34.4
Acquisition of PPP assets		(2.9)
Cash provided by investing activities	16.7	31.3

Cash and cash equivalents
Change during the period	(9.1)	(3.5)
Balance, beginning of period	58.3	9.2
Balance, end of period	$49.2	$5.7
Cash interest paid	$1.9	$3.0

The accompanying notes are an integral part of these financial statements.

Brookfield Infrastructure Partners | 2010 First Quarter Interim Report

NOTES TO INTERIM CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS - UNAUDITED
FOR THE PERIOD FROM JANUARY 1, 2010 TO MARCH 31, 2010.

1.	ORGANIZATION AND DESCRIPTION OF THE BUSINESS

Brookfield Infrastructure L.P. ("Brookfield Infrastructure" or the "partnership") was formed as a limited partnership established under the laws of Bermuda, pursuant to a limited partnership agreement dated May 17, 2007 as amended and restated. Brookfield Infrastructure consists of interests in utilities, fee for service and timber operations in North and South America, Australasia and Europe.

2.	SUMMARY OF ACCOUNTING POLICIES

(a)	Statement of Compliance

These interim condensed consolidated financial statements of the partnership have been prepared in accordance with International Accounting Standard 34 Interim Financial Reporting ("IAS 34") as issued by the International Accounting Standards Board ("IASB") and using the accounting policies the partnership expects to adopt in its consolidated financial statements as at and for the year ending December 31, 2010.

As these interim condensed consolidated financial statements are the partnership's first financial statements prepared using International Financial Reporting Standards ("IFRS"), certain disclosures that are required to be included in annual financial statements prepared in accordance with IFRS that were not included in the partnership's most recent annual financial statements prepared in accordance with United States Generally Accepted Accounting Principles ("U.S. GAAP") have been included in these interim condensed consolidated financial statements for the comparative annual period.

These interim condensed consolidated financial statements should be read in conjunction with the partnership's 2009 annual financial statements and in consideration of the IFRS transition disclosures included in Note 3 to these interim condensed consolidated financial statements and the additional annual disclosures included herein.

These financial statements were authorized for issuance by the Board of Directors of the partnership on June 29, 2010.

(b)	Basis of Presentation

(i)     Subsidiaries
These interim condensed consolidated financial statements include the accounts of the partnership and its consolidated subsidiary, Great Lakes Power Limited (GLPL), (the "Ontario Transmission" operations) over which the partnership has control. Control exists when the partnership has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefit from its activities.

(ii)     Investments in Associates
Investments in associates are entities over which the partnership has significant influence. Significant influence is the power to participate in the financial and operating policy decisions of the investee but is not control or joint control over those policies. The partnership accounts for investments over which it has significant influence using the equity method.

Investments in associates are initially recognized at cost.The carrying value of the partnership's interest in an investee is adjusted for the partnership's share of income, other comprehensive income and distributions of the investee.

Brookfield Infrastructure Partners | 2010 First Quarter Interim Report

Any excess of the cost of acquisition over the partnership's share of the net fair value of the identifiable assets, liabilities and contingent liabilities of the associate are recognized at the date of acquisition is recognized as goodwill. The goodwill is included within the carrying amount of the investment and is assessed for impairment as part of that investment. Any excess of the partnership's share of the net fair value of the identifiable assets, liabilities and contingent liabilities over the cost of acquisition, after reassessment, is recognized immediately in profit or loss.

(c)	Revenue Recognition

Revenues are recorded on the accrual basis based upon the amount that would be earned at the end of the measurement period established by contract. In some cases this will require that the recognition of revenue is deferred to the point when it can be more accurately measured.

(d)	Foreign Currency Translation

The U.S. dollar is the functional and presentation currency of the partnership. Each of the partnership's subsidiaries determines its own functional currency and items included in the financial statements of each subsidiary are measured using that functional currency.

Assets and liabilities of foreign operations having a functional currency other than the U.S. dollar are translated at the rate of exchange prevailing at the reporting date and revenues and expenses at average rates during the period. Gains or losses on translation are included as a component of partnership capital. Gains or losses on foreign currency denominated balances and transactions that are designated as hedges of net investments in these operations are reported in the same manner.

Foreign currency denominated monetary assets and liabilities are translated using the closing rate. Non-monetary assets and liabilities measured at fair value are translated at the rate of exchange prevailing at the date when the fair value was determined. Revenues and expenses are measured at average rates during the period. Gains or losses on translation of these items are included in income. Gains or losses on transactions which hedge these items are also included in income. Foreign currency denominated non-monetary assets and liabilities, measured at historic cost, are translated at the rate of exchange at the transaction date.

(e)	Financial Instruments

(i)     Derivative Financial Instruments
The partnership and its subsidiaries selectively utilize derivative financial instruments primarily to manage financial risks, including interest rate, foreign exchange and commodity risks. Derivative financial instruments are recorded at fair value determined on a credit adjusted basis. Hedge accounting is applied when the derivative is designated as a hedge of a specific exposure and there is assurance that it will continue to be effective as a hedge based on an expectation of offsetting cash flows or fair value. Hedge accounting is discontinued prospectively when the derivative no longer qualifies as a hedge or the hedging relationship is terminated. Once discontinued, the cumulative change in fair value of a derivative that was previously recorded in comprehensive income by the application of hedge accounting is recognized in income over the remaining term of the original hedging relationship. Unrealized mark-to-market gains and losses on derivative financial instruments are recorded in Accounts Receivable and Other or Accounts Payable and Other, respectively.

(ii)     Items Classified as Hedges
Realized and unrealized gains and losses on foreign exchange forward contracts, currency swap contracts and cross-currency interest rate swaps designated as hedges of currency risks are included in partnership capital when the currency risk relates to a net investment in a subsidiary with a functional currency other than the U.S. dollar and are included in income in the period in which the subsidiary is disposed of or to the extent partially disposed and control is not retained. Derivative financial instruments that are designated as hedges to offset corresponding changes in the fair value of assets and liabilities and cash flows are measured at estimated fair value with changes in fair value recorded as a component of partnership capital as applicable.

Brookfield Infrastructure Partners | 2010 First Quarter Interim Report

Unrealized gains and losses on interest rate forward and swap contracts designated as hedges of future interest payments are included in shareholders' equity as a cash flow hedge when the interest rate risk relates to an anticipated interest payment. The periodic exchanges of payments on interest rate swap contracts designated as hedges of debt are recorded on an accrual basis as an adjustment to interest expense. The periodic exchanges of payments on interest rate contracts designated as hedges of future interest payments are amortized into income over the term of the corresponding interest payments.

(iii)    Items Not Classified as Hedges
Derivative financial instruments that are not designated as hedges are carried at estimated fair value, and gains and losses arising from changes in fair value are recognized in income in the period the changes occur. Realized and unrealized gains on other derivatives not designated as hedges are recorded in investment income.

(f)	Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, demand deposits and highly liquid short-term investments with original maturities of three months or less.

(g)	Asset Impairment

At each balance sheet date the partnership assesses whether there is any indication that assets are impaired, other than those measured at fair value with changes in value recorded in net income. An impairment is recognized if the recoverable amount, determined as the greater of the estimated fair value less costs to sell or the discounted future cash flows generated from use and eventual disposal from an asset or cash generating unit is less than their carrying value. The projections of future cash flows take into account the relevant operating plans and management's best estimate of the most probable set of conditions anticipated to prevail. Where an impairment loss subsequently reverses, the carrying amount of the asset or cash generating unit is increased to the lesser of the revised estimate of recoverable amount and the carrying amount that would have been recorded had no impairment loss been recognized previously.

(h)	Income Taxes

Current income tax assets and liabilities are measured at the amount expected to be paid to tax authorities, net of recoveries based on the tax rates and laws enacted or substantively enacted at the balance sheet date. Current income tax relating to items recognized directly in equity are also recognized directly in equity. Deferred income tax liabilities are provided for using the liability method on temporary differences between the tax bases and carrying amounts of assets and liabilities. Deferred income tax assets are recognized for all deductible temporary differences, carry forward of unused tax credits and unused tax losses, to the extent that it is probable that deductions, tax credits and tax losses can be utilized. The carrying amount of deferred income tax assets are reviewed at each balance sheet date and reduced to the extent it is no longer probable that the income tax asset will be recovered. Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realized or the liability settled, based on the tax rates and laws that have been enacted or substantively enacted at the balance sheet date.

(i)	Property, Plant and Equipment

The partnership's property, plant and equipment is comprised of the transmission assets of GLPL, for which the partnership uses the revaluation method of accounting.

Brookfield Infrastructure Partners | 2010 First Quarter Interim Report

Property, plant and equipment is depreciated on a straight line basis over the estimated useful lives of each component of the assets as follows:

years	Useful Lives
Buildings	40 years
Transmission stations, towers and related fixtures	25 to 40 years
Other equipment	5 to 40 years

Property, plant and equipment measured using the revaluation method are initially measured at cost and subsequently carried at their revalued amount, being the fair value at the date of the revaluation less any subsequent accumulated depreciation and any accumulated impairment losses. Revaluations are made on a regular basis to ensure that the carrying amount does not differ significantly from fair value. Where the carrying amount of an asset is increased as a result of a revaluation, the increase is recognized in income to the extent the increase reverses a previously recognized impairment recorded through income, with the remainder of the increase recognized in other comprehensive income and accumulated in equity in revaluation surplus. Where the carrying amount of an asset is decreased, the decrease is recognized in other comprehensive income to the extent of any balance existing in revaluation surplus in respect of the asset, with the remainder of the decrease recognized in income.

(j)	Borrowing Costs

Borrowing costs are capitalized when such costs are directly attributable to the acquisition, construction or production of a qualifying asset. A qualifying asset is an asset that necessarily takes a substantial period of time to prepare for its intended use.

(k)	Critical Judgements and Estimates

The preparation of financial statements requires management to select appropriate accounting policies and to make judgements, estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. In particular, critical accounting policies and estimates utilized in the normal course of preparing the partnership's financial statements require the determination of future cash flows utilized in assessing net recoverable amounts and net realizable values; revaluation amounts for property, plant and equipment; depreciation and amortization; value of goodwill and intangible assets; ability to utilize tax losses; effectiveness of financial hedges for accounting purposes; determination of functional currency; assessment of cash generating units; determination of whether control exists in concluding whether an entity should be consolidated; measurement of deferred taxes; and fair values for recognition, measurement and disclosure purposes. In making estimates, management relies on external information and observable conditions where possible, supplemented by internal analysis as required. These estimates have been applied in a manner consistent with prior periods and there are no known trends, commitments, events or uncertainties that we believe will materially affect the methodology or assumptions utilized in these financial statements. The estimates are impacted by, among other things, movements in interest rates and other factors, some of which are highly uncertain. The interrelated nature of these factors prevents us from quantifying the overall impact of these movements on the partnership's financial statements in a meaningful way. These sources of estimation uncertainty relate in varying degrees to virtually all asset and liability account balances.

(l)	Redeemable Partnership Units

Brookfield Infrastructure has issued redeemable partnership units that may, at the request of the holder, require Brookfield Infrastructure to redeem all or a portion of the holder's units of Brookfield Infrastructure for cash, anytime after two years from the date of closing of the Spin-off. This right is subject to BIP's right of first refusal which entitles it, at its sole discretion, to elect to acquire any units presented to Brookfield Infrastructure in exchange for similar number of BIP's units (subject to certain customary adjustments). As a result of the redeemable partnership unitholder's ability to redeem their units for cash, the redeemable partnership units are classified as a financial liability.

Brookfield Infrastructure Partners | 2010 First Quarter Interim Report

(m)	Future Changes in Accounting Policies

(i)	Financial Instruments
IFRS 9 Financial instruments (“IFRS 9”) was issued by the IASB on November 12, 2009 and will replace IAS 39 Financial Instruments: Recognition and Measurement (“IAS 39”). IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the multiple rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. The new standard also requires a single impairment method to be used, replacing the multiple impairment methods in IAS 39. IFRS 9 is effective for annual periods beginning on or after January 1, 2013. The partnership is currently evaluating the impact of IFRS 9 on its financial statements.

(ii)	Related Party Disclosures – Revised Definition of Related Parties
On November 4, 2009 the IASB issued a revised version of IAS 24 Related Party Disclosures (“IAS 24”). IAS 24 requires entities to disclose in their financial statements information about transactions with related parties. Generally, two parties are related to each other if one party controls, or significantly influences, the other party. IAS 24 has simplified the definition of a related party and removed certain of the disclosures required by the predecessor standard. The revised standard is effective for annual periods beginning on or after January 1, 2011. The partnership is currently evaluating the impact of the change to IAS 24 on its financial statements.

(iii)	Improvements to IFRSs
On May 6, 2010 the IASB issued a collection of amendments to IFRSs in its latest set of annual improvements. The partnership is currently evaluating the impacts of the amendments on its financial statements and has chosen to adopt the amendment that allows the use of deemed cost for operations subject to rate regulation. The amendments are generally effective for annual periods beginning on or after January 1, 2011, with earlier application permitted.

3.	TRANSITION TO IFRS

The partnership has adopted IFRS effective January 1, 2010. Prior to the adoption of IFRS the partnership prepared its financial statements in accordance with U.S. GAAP. The partnership’s financial statements for the year ending December 31, 2010 will be the first annual financial statements that comply with IFRS. Accordingly, the partnership will make an unreserved statement of compliance with IFRS beginning with its 2010 annual financial statements. The partnership’s transition date is January 1, 2009 (the “transition date”) and the partnership has prepared its opening IFRS balance sheet at that date. These financial statements have been prepared in accordance with the accounting policies described in Note 2.

The partnership will ultimately prepare its opening balance sheet by applying existing IFRS with an effective date of December 31, 2010 or prior. Accordingly, subsequent changes to IFRS may impact the policies used to prepare the consolidated financial statements for the year ended December 31, 2010 which may differ from these financial statements.

Brookfield Infrastructure Partners | 2010 First Quarter Interim Report

(a)	Elected Exemptions From Full Retrospective Application

In preparing these consolidated financial statements in accordance with IFRS 1 First-time Adoption of International Financial Reporting Standards (“IFRS 1”), the partnership has applied certain of the optional exemptions from full retrospective application of IFRS. The optional exemptions applied are described below.

(i)	Deemed Cost for Operations Subject to Rate Regulation
The partnership has elected to measure its transmission assets in Great Lakes Power Limited (GLPL), (the “Ontario Transmission” operations) at fair value as at January 1, 2009 or revaluation amounts previously determined under U.S. GAAP and use that amount as deemed cost as at January 1, 2009.

(ii)	Cumulative Translation Differences
The partnership has elected to set the previously accumulated cumulative translation account, which is included in accumulated other comprehensive income, to zero at January 1, 2009. This exemption has been applied to all subsidiaries.

(iii)	Business Combinations
The partnership has elected to apply the business combinations exemption in IFRS 1. Accordingly, it has not restated business combinations that took place prior to the January 1, 2009 IFRS transition date.

(b)	Mandatory Exceptions To Retrospective Application

In preparing these consolidated financial statements in accordance with IFRS 1 the partnership has applied certain mandatory exceptions from full retrospective application of IFRS. The mandatory exceptions applied from full retrospective application of IFRS are described below.

(i)	Hedge Accounting
Only hedging relationships that satisfied the hedge accounting criteria as of the transition date are reflected as hedges in the partnership’s results under IFRS. Any derivatives not meeting the IAS 39 Financial Instruments: Recognition and Measurement criteria for hedge accounting were recorded as a non-hedging derivative financial instrument.

(ii)	Estimates
Hindsight was not used to create or revise estimates and accordingly the estimates previously made by the partnership under U.S. GAAP are consistent with their application under IFRS.

(c)	Operating Units Accounting Policies

(i)	Timberlands
Timberlands include standing timber, property, plant and equipment, land under standing timber and higher and better use lands. Standing timber is measured at fair value after deducting estimated selling costs and recorded as timber on the balance sheet. Estimated selling costs include commissions, levies, delivery costs, transfer taxes and duties. The fair value of standing timber is calculated as the present value of anticipated future cash flows for standing timber before tax. The calculation is based on existing, sustainable felling plans and assessments regarding growth, timber prices and felling and silviculture costs. The discount rate is based upon a normal timberland owner’s weighted average cost of capital before tax for the geographic location of the standing timber. Changes in fair value are recorded in net income during the period of change.

Property, plant and equipment of the partnership’s timberlands operations are carried at cost less accumulated amortization and any impairments. Land of the partnership’s timberlands operations which has been determined to have a higher and better use and which is no longer used for the harvest and growth of timber is classified as investment property measured at fair value with changes in fair value recorded in income in the period of change. Land under standing timber is accounted for using the revaluation method.

Brookfield Infrastructure Partners | 2010 First Quarter Interim Report

Harvested timber is included in inventory and is measured at the lower of fair value less estimated costs to sell at the time of harvest and net realizable value.

(ii)	Investment Properties
The partnership uses the fair value method to account for real estate classified as investment property. A property is determined to be an investment property when it is principally held to earn rental income or for capital appreciation, or both. Investment property is initially measured at cost including transaction costs. Subsequent to initial recognition, investment properties are carried at fair value. Gains or losses arising from changes in fair value are included in income during the period in which they arise. Fair values are primarily determined by discounting the expected future cash flows of each property, generally over a term of 10 years, using a discount and terminal capitalization rate reflective of the characteristics, location and market of each property. The future cash flows of each property are based upon, among other things, rental income from current leases and assumptions about rental income from future leases reflecting current conditions, less future cash out-flows in respect of such current and future leases. The partnership determines fair value using both internal and external valuations.

(iii)	Transmission Infrastructure
Transmission assets are accounted for using the revaluation method. The partnership determines the fair value of its transmission assets as their depreciated replacement cost. Depreciated replacement cost is determined as the current cost of reproduction or replacement of an asset less deductions for physical deterioration and obsolescence. Valuations are performed internally.

Depreciation on transmission facilities is calculated on a straight-line basis over the estimated service lives of the assets, which are as follows:

YEARS	Useful Lives
Buildings and transmission infrastructure	25 to 40
Machinery and equipment	5 to 35
Other transmission assets	10 to 15

(d)	Reconciliation of Partnership capital as reported under U.S. GAAP and IFRS

The following is a reconciliation of the partnership’s capital reported in accordance with U.S. GAAP to its equity in accordance with IFRS at the transition date:

MILLIONS	Note	Partnership Capital
As reported under U.S. GAAP - December 31, 2008		$730.6
Differences under IFRS for investments in associates
Agricultural assets	(i)	169.9
Deemed cost	(ii)	17.5
Revaluation	(iii)	31.3
HBU lands (investment property)	(iv)	(25.8)
Deferred taxes	(v)	(33.0)
As reported under IFRS - January 1, 2009		$890.5

Brookfield Infrastructure Partners | 2010 First Quarter Interim Report

The following is a reconciliation of the partnership’s capital reported in accordance with U.S. GAAP to its equity in accordance with IFRS at March 31, 2009:

MILLIONS	Note	Partnership Capital
As reported under U.S. GAAP - March 31, 2009		$682.5
Differences under IFRS for investments in associates
Agricultural assets	(i)	114.9
Deemed cost	(ii)	15.5
Revaluation	(iii)	34.0
HBU lands (investment property)	(iv)	32.8
Deferred taxes	(v)	(35.3)
Other		4.5
As reported under IFRS - March 31, 2009		$848.9

The following is a reconciliation of the partnership’s capital reported in accordance with U.S. GAAP to its equity in accordance with IFRS at December 31, 2009:

MILLIONS	Note	Partnership Capital
As reported under U.S. GAAP - December 31, 2009		$1,088.9
Differences under IFRS for investments in associates
Agricultural assets	(i)	111.9
Deemed cost	(ii)	(13.8)
Revaluation	(iii)	(13.4)
HBU lands (investment property)	(iv)	33.7
Deferred taxes	(v)	(35.1)
Other		8.7
As reported under IFRS - December 31 ,2009		$1,180.9

(i)	Agricultural Assets
The partnership’s standing timber and other agricultural assets are measured at fair value less estimated point-of-sale costs for IFRS whereas for U.S. GAAP the partnership recorded such assets at historic cost less accumulated depletion, or as inventory. The increase in partnership capital relates to the difference in the fair value, less estimated point-of-sale costs, of the partnership’s standing timber and other agricultural assets and their carrying amounts for U.S. GAAP.

(ii)	Fair Value as Deemed Cost
The partnership elected to measure certain items of property, plant and equipment at fair value or revaluation amounts determined previously under U.S. GAAP and use that amount as deemed cost on transition to IFRS. The increase in partnership capital relates to the net difference between the fair value as deemed cost of property, plant and equipment and their carried amounts for U.S. GAAP. The established deemed cost amount will be amortized to income over the useful lives of the assets.

Brookfield Infrastructure Partners | 2010 First Quarter Interim Report

(iii)	Revaluation
Under IFRS the partnership measures power generation and transmission assets at their revalued amount, being the fair value at the date of the revaluation less any subsequent accumulated depreciation and any accumulated impairment losses whereas for U.S. GAAP the partnership recorded such assets at historic cost less accumulated depreciation. The increase in partnership capital relates to the difference in the fair value of power generation and transmission assets and their carrying amounts for U.S. GAAP.

(iv)	Investment Property
The partnership measures its land used for commercial property purposes and investment property at fair value under IFRS whereas for U.S. GAAP the partnership had recorded such assets at historic cost less any accumulated amortization. The increase in partnership capital relates to the difference in the fair value of investment property and their carrying amounts for U.S. GAAP.

(v)	Deferred Taxes
Deferred taxes are impacted by the change in temporary differences resulting from the effect of the IFRS reconciling items described above.

(e)	Reconciliation Of Net Income As Reported Under U.S. GAAP and IFRS

The following is a reconciliation of the partnership’s net income reported in accordance with U.S. GAAP to its net income in accordance with IFRS for the year ended December 31, 2009 and the three month period ended March 31, 2009.

MILLIONS	Note	Three months ended March 31, 2009	Year ended December 31, 2009
Net income as reported under U.S. GAAP		$(9.0)	$47.8
Differences increasing (decreasing) reported net income:
Agricultural assets, net of depletion	(i)	4.3	(10.1)
Revaluation	(ii)	(0.3)	(10.4)
Distributions on redeemable partnership units	(iii)	(4.0)	(23.8)
Mark to market gain (loss) adjustment on redeemable partnership units	(iv)	(30.2)	(168.1)
		(30.2)	(212.4)
Loss as reported under IFRS		$(39.2)	$(164.6)

(i)	Agricultural Assets
For IFRS the partnership’s standing timber and other agricultural assets are measured at fair value less estimated point-of-sale costs, with changes in fair value or point of sale costs recorded in income during the period of change. Under U.S. GAAP the partnership had recorded such assets at historic cost and charged a depletion amount to income based upon harvest levels.

(ii)	Revaluation
Certain property, plant and equipment were recorded at fair value on transition, at values in excess of their recorded amount under U.S. GAAP. Accordingly, these increased carrying values resulted in higher depreciation during the period.

(iii)	Distributions on Redeemable Partnership Units
For IFRS the redeemable partnership units are classified as liabilities and correspondingly, the distributions on these instruments are recorded in income, rather than distributions to unitholders, as they were under U.S. GAAP.

(iv)	Mark to Market Gain (Loss) Adjustment on Redeemable Partnership Units
For IFRS the redeemable partnership units are classified as liabilities and are marked to fair value, with the change in fair value recorded in income. The redeemable partnership units are measured to fair value as they are redeemable on demand at fair value

Brookfield Infrastructure Partners | 2010 First Quarter Interim Report

(f)	Reconciliation Of Comprehensive (Loss) Income As Reported Under U.S. GAAP and IFRS

The following is a reconciliation of the partnership’s comprehensive income reported in accordance with U.S. GAAP to its comprehensive income in accordance with IFRS for the year ended December 31, 2009 and three month period ended March 31, 2009.

MILLIONS	Note	Three months ended March 31, 2009	Year ended December 31, 2009
Comprehensive income as reported under U.S. GAAP		$(0.2)	$34.5
Differences increasing (decreasing) reported comprehensive loss:
Differences in net income	(i)	(30.2)	(212.4)
Revaluation	(ii)	2.5	(44.9)
		(27.7)	(257.3)
Comprehensive (loss) income as reported under IFRS		$(27.9)	$(222.8)

(i)	Differences in Net Income
Reflects the differences in net income between U.S. GAAP and IFRS as described in 3(e) for the respective period.

(ii)	Revaluation of Property, Plant and Equipment
The partnership measures power generation and transmission assets at their revalued amount. Revaluations of these assets in excess of their cost base less accumulated depreciation are recorded as a component of shareholders’ equity in revaluation surplus.

4.	INVESTMENTS

Investments include associates accounted for under the equity method.

MILLIONS
As at January 1, 2009	$876.7
Acquisitions	928.5
Share of loss	(30.5)
Distributions received	(15.3)
As at December 31, 2009	1,759.4
Dispositions	(14.9)
Share of profit	8.5
Distributions received	(11.3)
As at March 31, 2010	$1,741.7

Brookfield Infrastructure Partners | 2010 First Quarter Interim Report

The following are the partnership’s equity accounted investments:

	Ownership Interest			Carried Value
MILLIONS	Mar 31, 2010	Dec 31, 2009	Jan 1, 2009	Mar 31, 2010	Dec 31, 2009	Jan 1, 2009
Prime	39.9%	39.9%	—	$662.1	$664.6	$—
Transelec	17.8%	17.8%	17.8%	236.5	238.0	253.9
Longview	23.0%	23.0%	23.0%	266.3	259.6	266.6
Island Timberlands	37.5%	37.5%	37.5%	224.6	221.4	251.0
Brookfield Sponsored Infrastructure Fund	38.5%	45.5%	—	105.2	118.6	—
Brookfield Sponsored Timber Fund	9.1%	9.1%	9.1%	92.4	91.9	92.6
Direct Interest in DBCT	14.2%	15.5%	—	73.5	82.0	—
Direct Interest in PD Ports	30.9%	30.9%	—	49.8	52.1	—
PPP	30-50%	30-50%	30-50%	31.3	31.2	12.6
Total				$1,741.7	$1,759.4	$876.7

The following tables present certain summarized financial information in total, for all investments in equity accounted affiliates based on a 100% ownership interest in each entity:

MILLIONS	Three months ended March 31, 2010	Year ended December 31, 2009	Three months ended March 31, 2009
Gross revenue	$515.9	$650.1	$145.7
Costs and expense applicable to gross revenue	(271.4)	(283.8)	(60.0)
	244.5	366.3	85.7
Investment income	0.2	19.3	4.8
Cash taxes	(4.9)	0.6	(1.1)
Interest expense	(106.4)	(178.3)	(44.5)
Depreciation and amortization	(72.3)	(84.9)	(35.4)
Deferred taxes and other	(34.7)	(309.2)	(40.6)
Net income (loss)	$26.4	$(186.2)	$(31.1)

	As at
MILLIONS	March 31, 2010	December 31, 2009	January 1, 2009
Current assets	$2,754.2	$2,926.8	$611.7
Non-current assets	12,570.4	12,698.5	6,954.0
Total assets	$15,324.6	$15,625.3	$7,565.7

Current liabilities	$2,206.4	$2,297.1	$193.2
Non-current liabilities	6,609.1	6,927.2	4,230.2
Total liabilities	$8,815.5	$9,224.3	$4,423.4

Certain of our investments are publicly listed entities with active pricing in a liquid market. The publicly listed price of these investments in comparison to the partnership’s carrying value is as follows:

	March 31, 2010		December 31, 2009		January 1, 2009
MILLIONS	Public Price	Carrying value	Public Price	Carrying value	Public Price	Carrying value
Prime Infrastructure	$470.3	$662.1	$520.5	$664.6	—	—

Brookfield Infrastructure Partners | 2010 First Quarter Interim Report

5.	PROPERTY, PLANT AND EQUIPMENT

The partnership’s assets include those of GLPL, (“the Ontario Transmission” operations). Those assets are accounted for under the revaluation method, which requires the assets to be carried at their revalued amounts, being the fair value as of the date of the revaluation less any subsequent accumulated depreciation and subsequent accumulated impairment losses. The date of revaluation for these assets was December 31, 2009, and the partnership determined fair value at that date as depreciated replacement cost by considering the current replacement cost of transmission assets and the expected useful lives of existing assets.

The following table presents the changes to the cost basis of the partnership’s transmission assets:

MILLIONS
Balance at January 1, 2009	$228.3
Additions	10.8
Foreign currency translation	37.3
Balance at December 31, 2009	276.4
Additions	0.7
Foreign currency translation	10.0
Balance at March 31, 2010	$287.1

The following table presents the changes to the accumulated amortization of the partnership:

MILLIONS
Balance at January 1, 2009	$(54.3)
Depreciation expense	(6.1)
Business combination	(2.0)
Foreign currency translation	(9.3)
Balance at December 31, 2009	(71.7)
Depreciation expense	(1.8)
Foreign currency translation	(2.6)
Balance at March 31, 2010	$(76.1)

6.	SEGMENTED INFORMATION

Brookfield Infrastructure’s operating segments are utilities, fee for service and timber. A key measure used by the Chief Operating Decision Maker in assessing performance and in making resource allocation decisions is funds from operations (“FFO”), a measure not defined by IFRS, which enables the determination of cash return on the equity deployed. FFO is calculated as net income excluding the impact of depreciation and amortization, fair value adjustments, unrealized gains or losses on derivative instruments, deferred taxes, interest charges and fair value adjustments on redeemable partnership units and other non-cash items. The following table provides each segment’s results in the format that management organizes its segments to make operating decisions and assess performance. Each segment is presented on both a 100% basis and a proportional basis, taking into account Brookfield Infrastructure’s ownership in operations accounted for using the consolidation and equity methods. For cost accounted investments, the segment results reflect dividend income.

Brookfield Infrastructure Partners | 2010 First Quarter Interim Report

	Utilities		Fee for Service		Timber
FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2010 US $ MILLIONS	100%	Partnership Share	100%	Partnership Share	100%	Partnership Share	Corporate	Total1
Revenues	$191.2	$73.2	$363.8	$124.4	$80.2	$23.2	$—
Cost attributed to revenues	(58.7)	(25.4)	(203.0)	(78.6)	(52.3)	(14.9)	(8.7)
EBITDA	132.5	47.8	160.8	45.8	27.9	8.3	(8.7)
Other income (expenses)	—	—	—	—	(0.4)	0.5	0.7
Interest expense	(51.5)	(20.2)	(64.4)	(17.6)	(21.3)	(6.8)	(2.9)
Cash taxes	(0.5)	(0.3)	(7.1)	(1.8)	(0.8)	(0.2)	—
FFO	80.5	27.3	89.3	26.4	5.4	1.8	(10.9)
Depreciation and amortization	(39.5)	(14.0)	(51.2)	(16.9)	(0.3)	(0.1)	(0.1)
Fair value adjustments	—	—	—	—	5.9	1.9	—
Unrealized gains (losses) on derivative instruments	(7.0)	(1.2)	—	—	—	—	0.1
Deferred taxes and other items	4.1	(1.3)	(2.0)	0.3	(2.5)	(0.9)	(25.8)
Mark to market loss on redeemable partnership units	—	—	—	—	—	—	(28.9)
Net income (loss)	$38.1	$10.8	$36.1	$9.8	$8.5	$2.7	$(65.6)	$(42.3)

	Utilities		Timber
FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2009 US $ MILLIONS	100%	Partnership Share	100%	Partnership Share	Corporate	Total1
Gross revenue	$79.2	$20.0	$62.7	$21.5	$—
Dividend income	0.3	0.3	—	—	0.4
Direct costs	(13.8)	(3.7)	(37.8)	(13.1)	(3.2)
Net operating income	65.7	16.6	24.9	8.4	(2.8)
Investment and other income	2.0	0.3	(0.2)	(0.1)	—
Interest expense	(19.6)	(4.8)	(19.9)	(6.4)	(1.7)
Cash taxes	(0.6)	(0.6)	(0.4)	(0.1)	—
FFO	47.5	11.5	4.4	1.8	(4.5)
Depreciation and amortization	(15.4)	(4.2)	—	—	(0.4)
Fair value adjustments	—	—	(35.5)	(9.2)	—
Unrealized losses on derivative instruments	(9.6)	(1.7)	—	—	(0.5)
Deferred taxes and other items	(11.1)	(1.9)	19.1	3.3	(3.2)
Mark to market loss on redeemable partnership units	—	—	—	—	(30.2)
Net income (loss)	$11.4	$3.7	$(12.0)	$(4.1)	$(38.8)	$(39.2)

1.
The majority of Brookfield Infrastructure’s investments are accounted for using the equity method of accounting in accordance with (note 2). This results in the earnings from these investments being presented in one line on the Statement of Operations. The above tables presents the detailed components making up net income for investments accounted for using the consolidation, equity and cost methods in a more fulsome manner. Accordingly, with the exception of net income, the totals of each line item in the above table will not agree to the Statement of Operations.

Brookfield Infrastructure Partners | 2010 First Quarter Interim Report

SELECTED ANNUAL DISCLOSURES

As these interim financial statements are the partnership’s first financial statements prepared using IFRS, certain disclosures that are required to be included in annual financial statements prepared in accordance with IFRS that were accordingly not included in the partnership’s most recent annual financial statements prepared in accordance with U.S. GAAP have been included in these financial statements for the comparative annual period as Notes 7 through 13.

7.	CORPORATE BORROWINGS

Brookfield Infrastructure has a $200 million senior secured revolving credit facility used for general working capital including acquisitions. The facility is available on a revolving basis for one year unless extended in accordance with the terms of the credit agreement. All amounts outstanding under this facility will be repayable on June 13, 2011. All obligations of Brookfield Infrastructure under the facility are guaranteed by certain subsidiaries of Brookfield Infrastructure and are secured by all of the assets of Brookfield Infrastructure and the guarantors. Loans under this facility accrue interest at a floating rate based on LIBOR plus 3.5%. Brookfield Infrastructure is required to pay an unused commitment fee under the facility equal to 35% of the applicable margin per annum. As at March 31, 2010, $nil was drawn on the credit facility (December 31, 2009 – $nil).

8.	NON - RECOURSE BORROWINGS

MILLIONS	March 31, 2010	December 31, 2009

Series 1 First Mortgage Bonds	$118.1	$114.0

The Series 1 First Mortgage Bonds, issued by Ontario Transmission, bear interest at a rate of 6.6%. Semiannual payments of interest only are due and payable on June and December 16 each year until and including June 2013. Equally blended semi-annual payments of principal and interest will commence on December 16, 2013 and will continue until June 16, 2023. The remaining principal balance of the Series 1 Bonds will be fully due on June 16, 2023.

9.	PREFERRED SHARES

The preferred shareholders are entitled to receive a preferential dividend equal to 6% of the preferred shares redemption value and are redeemable, in whole or in part, at an amount equal to their redemption value plus accrued and unpaid dividends at any time after the tenth anniversary of their issuance.

10.	PARTNERSHIP CAPITAL AND REDEEMABLE PARTNERSHIP UNITS

Brookfield Infrastructure’s capital structure is comprised of three classes of partnership units: redeemable partnership units, general partnership units and limited partnership units. The redeemable partnership units may, at the request of the holder, require Brookfield Infrastructure to redeem all or a portion of the holder’s units of Brookfield Infrastructure at the market price for cash. This right is subject to BIP’s right of first refusal which entitles it, at its sole discretion, to elect to acquire any unit so presented to Brookfield Infrastructure in exchange for one of BIP’s units (subject to certain customary adjustments). Brookfield’s aggregate limited partnership interest in Brookfield Infrastructure would be 39% if Brookfield exercised its redemption right in full and BIP fully exercised its right of first refusal, as a result of these features, the units are classified as a financial liability. The General partnership units and the limited partnership units are classified as equity instruments.

The General partnership units and the limited partnership units are classified as equity instruments.

Brookfield Infrastructure Partners | 2010 First Quarter Interim Report

As at March 31, 2010 and December 31, 2009 the total number of partnership units outstanding were comprised as follows:

	March 31, 2010	December 31, 2009
Redeemable partnership units	42,470,220	42,470,220
General partnership units	1,066,928	1,066,928
Limited partnership units	63,155,680	63,155,680
Total partnership units	106,692,828	106,692,828

11.	RELATED PARTY TRANSACTIONS

Transactions and balances between the partnership and its entities and parent are disclosed below.

	As at March 31, 2010				Period ended March 31, 2010
	Due from		Due to
MILLIONS	Current	Non-current	Current	Non-current	Revenues and other income	Expenses
Brookfield	$43.5	$—	$—	$—	$0.1	$—

12.	DERIVATIVES AND HEDGING

Brookfield Infrastructure has in place foreign currency forward contracts to hedge its cash flows and net investment positions for risk management purposes. Brookfield Infrastructure has chosen to apply hedge accounting for certain contracts and accordingly records changes in fair value in Other Comprehensive Income.

At March 31, 2010, Brookfield Infrastructure had in place a forward contract for Australian Dollars with a notional value of $114 million (2009 - $nil). Brookfield Infrastructure recorded a mark to market $1.5 million liability on this contract (2009 - $nil).

Brookfield Infrastructure also enters into financial contracts without electing hedge accounting. At March 31, 2010, Brookfield Infrastructure had in place a forward contract to buy a notional amount of £8 million as a hedge against its future additional investment in the Peterborough Hospital in the United Kingdom. Brookfield Infrastructure recorded a gain of $0.1 million as a current mark-to-market on the contract in the statement of operations for the three months ended March 31, 2010 (2009 - $nil).

13.	COMMITMENTS, CONTINGENCIES AND GUARANTEES

In the normal course of operations, Ontario Transmission operations executes agreements that provide for indemnification and guarantees to third parties in transactions such as debt issuances. The nature of substantially all of the indemnification undertakings prevents Ontario Transmission operations from making a reasonable estimate of the maximum potential amount Ontario Transmission operations could be required to pay third parties as the agreements do not specify a maximum amount and the amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. Historically, Ontario Transmission operations has not made significant payments under such indemnification agreements.

Brookfield Infrastructure Partners | 2010 First Quarter Interim Report

The payments for interest in respect of the First Mortgage Bonds for the next 5 years are as follows:

US$ MILLIONS	2011	2012	2013	2014	2015
	$6.6	$6.6	$6.6	$6.6	$6.6

In the normal course of operations, Ontario Transmission operations has committed as at March 31, 2010 to spend approximately $50.0 million on capital projects in future years.

Ontario Transmission operations may, from time to time, be involved in legal proceedings, claims, and litigation that arise in the ordinary course of business which Ontario Transmission operations believes would not reasonably be expected to have a material adverse effect on the financial condition of Ontario Transmission operations.

There are no specified decommissioning costs relating to the Ontario Transmission operations assets. Ontario Transmission operations has a comprehensive repair and capital expenditure program to ensure that its transmission lines are maintained to optimum industry standards. Replacement of the assets occur in accordance with a long term capital plan and would involve typical costs of removal as part of that process. In the circumstance where a portion of a line or other assets were removed completely, there may be some contractual obligations under private or crown easements or other land rights which require the transmission owner to reinstate the land to a certain standard, typically the shape it was prior to the construction of the transmission assets. As well, certain environmental, land use and/or utility legislation, regulations and policy may apply in which Ontario Transmission would have to comply with remediation requirements set by the government. The requirements will typically depend on the specific property characteristics and what criteria the government determines to be appropriate to meet safety and environmental concerns. These asset lives are indeterminate given their nature. As the individual assets or components reach the end of their useful lives, they are retired and replaced. Historically, certain asset components have been replaced a number of times, thus creating a perpetual asset with an indeterminate life. As such, the retirement date for these lines cannot be reasonably estimated and therefore, the fair value of the associated liability cannot be determined at this time. As a result, no liability has been accrued in these financial statements.

Brookfield Infrastructure acquired an interest in the Peterborough Hospital PPP project in the United Kingdom in 2008. The project is in the construction phase with construction expected to be complete in late 2011. Brookfield Infrastructure has a commitment to fund its share of the additional equity investment in the project totalling approximately $12 million.

Brookfield Infrastructure Partners | 2010 First Quarter Interim Report

MANAGEMENT'S DISCUSSION AND ANALYSIS
FOR THE QUARTER ENDED MARCH 31, 2010

INTRODUCTION

This Management's Discussion and Analysis ("MD&A") should be read in conjunction with Brookfield Infrastructure Partners L.P.'s (the Partnership) most recently issued Form 20-F. Additional information, including the Partnership's Form 20-F is available on the Partnership's website at www. brookfieldinfrastructure.com, on SEDAR's website at www.sedar.com and on EDGAR's website at www. sec.gov/edgar.shtml.

Business Overview

We own and operate high quality, long-life assets that generate stable cash flows, require relatively minimal maintenance capital expenditures and, by virtue of barriers to entry and other characteristics, tend to appreciate in value over time. Our current operations consist of utility businesses, fee for service businesses and timber assets in North and South America, Australasia, and Europe. Our vision is to be a leading owner and operator of high quality infrastructure assets that produce an attractive risk-adjusted total return for our unitholders. To accomplish this objective, we will seek to leverage Brookfield Asset Management Inc's (Brookfield) best-in-class operating platforms to acquire targeted assets and actively manage them to extract additional value following our initial investment. An integral part of our strategy is to participate with institutional investors in Brookfield-sponsored partnerships that target acquisitions that suit our profile. We will focus on consortiums and partnerships in which Brookfield has sufficient influence or control to deploy an operations-oriented approach.

Performance Targets and Key Measures

Our objective is to earn a total return of 12% to 15% per annum on the infrastructure assets that we acquire, including our current operations, when measured over the long-term. This return will be generated from the in-place cash flow of our current operations plus growth. We endeavor to manage our operations to generate increasing funds from operations (FFO) per unit over time. If we are successful in doing so, we will be able to increase distributions to unitholders. Additionally, the increase in our FFO per unit should result in capital appreciation. Thus, for our business as a whole, our key performance measure is AFFO yield, defined as FFO less maintenance capital expenditures (AFFO) divided by partnership capital, which measures how effectively we deploy our capital. We also measure the growth of FFO per unit. We have performance measures for each of our operating platforms that track the key value drivers of each one of these segments. See Operating Platforms for more detail.

With respect to our distribution policy, our objective is to pay a distribution that is sustainable on a long-term basis while retaining within our operations sufficient liquidity for growth capital expenditures and general purposes. We currently believe that a payout of 60% to 70% of our FFO is appropriate. In light of the per unit FFO growth that we foresee in our operations, we are targeting 3% to 7% annual distribution growth.

Basis of Presentation

The Partnership's sole material asset is its 59% limited partnership interest in Brookfield Infrastructure L.P. (Brookfield Infrastructure), which is accounted for using the equity method. As a result, we believe the financial statements of Brookfield Infrastructure are more relevant than the Partnership's because they present the financial position and results of our underlying operations in greater detail. Brookfield and its affiliates own the remaining 41% of Brookfield Infrastructure, which through a redemption exchange mechanism can be converted into an equivalent interest in the Partnership.

The unaudited results that are presented in this MD&A reflect the financial position and results of Brookfield Infrastructure's operations for the quarter ended March 31, 2010. Partnership capital includes the redeemable partnership units as they can be converted to an equivalent interest in partnership units through a redemption exchange mechanism. Per unit net income for Brookfield Infrastructure is equivalent to per unit net income for the Partnership as Brookfield Infrastructure units are exchangeable into partnership units on a one-for-one basis.

Brookfield Infrastructure Partners | 2010 First Quarter Interim Report

For each operating platform - utilities, fee for service and timber - this MD&A discusses Brookfield Infrastructure's proportionate share of results in order to demonstrate the impact of key value drivers of each of these operating platforms on Brookfield Infrastructure's overall performance.

The Partnership and Brookfield Infrastructure prepare their financial statements in accordance with International Financial Reporting Standards (GAAP). All figures are provided in U.S. dollars, unless otherwise noted.

OUR OPERATIONS

Our business is comprised of high quality, long-life assets that provide essential products and services for the global economy. We have a stable cash flow profile with over 77% of our EBITDA supported by regulated or contractual revenues. While each of our businesses have high barriers to entry and strong competitive positions, we generate cashflows under a number of different revenue frameworks. As a result, we group these businesses into operating platforms based on the similarities in their underlying economic drivers to assist our unitholders in evaluating their performance and assessing their value.

Our operating platforms are summarized below:

Operating Platform	Asset Type	Location
Utilities
Regulated and contractual return on capital employed
Energy	Gas and electricity transmission	North & South America
Australasia and Europe
Transportation	Coal terminal	Australasia

Fee for service
Access fees for the transportation, storage and handling of energy, freight and bulk commodities
Energy	Natural gas pipelines	North America and Australasia
Transportation	Sea ports and railroads	Australasia and Europe

Timber
Provide essential products on a sustainable basis
Timber	Timberlands	North America

Our utilities platform is comprised of regulated businesses which earn a return on their asset base as well as businesses with long-term contracts designed to generate a return on capital over the life of the contract. Our fee for service platform provides transportation, storage and handling services for energy, freight and bulk commodities for which we are paid an access fee. Profitability is based on the price and volume achieved for the provision of these services. Our timber platform is comprised of timberlands that provide essential products for the global economy on a sustainable basis.

OVERVIEW OF PERFORMANCE

In this section we review our performance and financial position for the three months ended March 31, 2010. Further details on our operations and financial position are contained within the review of Operating Platforms.

To measure performance, we focus on net income as well as FFO. We define FFO as net income excluding the impact of depreciation, and amortization, fair value adjustments, unrealized gain or losses on derivative investments, deferred taxes, interest changes and fair value adjustments on redeemable partnership units and other items as detailed in the Reconciliation Of Non-GAAP Financial Measures section of this MD&A. FFO is a measure of operating performance that is not calculated in accordance with, and does not have any standardized meaning prescribed by GAAP. FFO is therefore unlikely to be comparable to similar measures presented by other issuers. FFO has limitations as an analytical tool. See the Reconciliation Of Non-GAAP Financial Measures section for a more fulsome discussion, including a reconciliation to the most directly comparable GAAP measure.

Brookfield Infrastructure Partners | 2010 First Quarter Interim Report

Results of Operations

Our financial statements reflect a mix of consolidated, equity and cost accounting. As a result of our levels of ownership, a significant component of our results of operations flows through the Earnings from equity accounted investments line in our consolidated income statement. For more detail on the key drivers of our performance, refer to the Operating Platforms section of this MD&A.

The following table summarizes the financial results of Brookfield Infrastructure.

MILLIONS, EXCEPT PER UNIT INFORMATION, UNAUDITED	Three months ended March 31
Key Metrics	2010	2009
FFO	$44.6	$8.8
Per unit FFO	0.42	0.23
Payout ratio1	66%	115%
Growth of per unit FFO	83%	n/a
AFFO2	37.0	6.9
AFFO yield3	7.9%	3.1%

Summary Income Statement
Revenues	$8.5	$7.2
Earnings (losses) from equity accounted investments	6.6	(0.9)
Dividend income	—	0.3
Selling, general and administrative expenses	(7.5)	(4.4)
Interest expense - corporate borrowings	(1.5)	(2.3)
Interest expense - non-recourse borrowings	(1.9)	(1.6)
Distributions on redeemable partnership units	(12.0)	(4.0)
Mark to market loss adjustment on redeemable partnership units	(28.9)	(30.2)
Net loss	(42.3)	(39.2)
Per unit net income	(0.40)	(1.01)

MILLIONS, UNAUDITED	As at
Summary Balance Sheet	March 31, 2010	December 31, 2009
Cash and cash equivalents	$49.2	$58.3
Total assets	2,028.2	2,057.4
Partnership capital4	1,861.3	1,894.0
Corporate borrowings	—	—
Non-recourse borrowings	118.1	114.0
1	Distribution to unitholders divided by FFO.
2	FFO less maintenance capital expenditures.
3	AFFO divided by average partnership capital, expressed on an annualized basis.
4	Includes redeemable partnership units.

Brookfield Infrastructure Partners | 2010 First Quarter Interim Report

For the three months ended March 31, 2010, we generated FFO of $44.6 million or FFO per unit of $0.42. On an average equity base of $1,877.7 million, this represents an average AFFO yield of 7.9% driven by strong returns on capital in our utilities and fee for service businesses offset by our timber business. Our FFO per unit increased by 83% over the prior year largely as a result of the contribution from our November 2009 investments in Prime, DBCT and PD Ports. For the three month period, our distribution of $0.275 per unit implied a payout of 66% of our FFO, which is near the mid-point of our targeted payout ratio of 60% to 70%.

For the three months ended March 31, 2010, we recorded a net loss of $42.3 million, compared to a net loss of $39.2 million in the same period of 2009. This increase in net loss was primarily the result of a greater fair market value adjustment on the redeemable partnership units. This was offset by an increase in net income from our newly acquired assets and increased earnings from our timber assets, which ultimately increased our earnings from equity accounted investments. Additionally, there was an increase of $3.1 million in selling, general and administrative expenses resulting from higher management fees during the period and the inclusion of our proportionate share of Prime's general and administrative expenses.

As at March 31, 2010, we had $2,028.2 million in assets and $1,861.3 million in Partnership capital. There were no corporate borrowings at period end. Our consolidated balance sheet at March 31, 2010 reflects $118.1 million of non-recourse borrowings in our Ontario Transmission operations.

ACQUISITIONS AND DIVESTITURES

On January 28, 2010, the Brookfield sponsored infrastructure partnership, through which a portion of our interests in DBCT and PD Ports are held, admitted a new limited partner which resulted in the reduction in our ownership interest in these assets. In addition, we sold a 1.4% interest in DBCT to the new limited partner. In conjunction with the transaction, we received proceeds of $21.1 million, representing the original cost of these investments plus a notional interest charge. As a result, our interests in DBCT and PD Ports were reduced to 46% and 51%, respectively. If the Brookfield sponsored infrastructure partnership is successful in reaching its fund raising target, we would receive additional proceeds of approximately $14.6 million and our interests in DBCT and PD Ports would be reduced to approximately 44% and 48%, respectively.

On March 17, 2010, Brookfield Infrastructure invested $10.5 million to acquire a 30% interest in Hydro Kennebec, a 15 MW hydroelectric generating station located on the Kennebec River in Maine, U.S. The Hydro Kennebec facility was built in 1989 and is one of the most recently constructed hydroelectric facilities in the New England power market. The investment is held through a Brookfield-sponsored infrastructure partnership.

Our ownership in Euroports is subject to a share equalization scheme based on financial performance to 2013. As a result our ownership could increase to a maximum of 26% or decrease to a minimum of 14% from the current 24%.

Subsequent to period end, the Board approved the acquisition of Brookfield's remaining 16% interest in PD Ports for approximately $28 million, representing the original cost of the investment plus a notional interest charge. This acquisition is expected to close June 2010, following which our interest in PD Ports will be approximately 66%.

Brookfield Infrastructure Partners | 2010 First Quarter Interim Report

The following table presents selected income statement and balance sheet metrics by operating platform on a proportionate basis:

	Three months ended March 31
MILLIONS, UNAUDITED	2010	2009
Net income (loss) by segment
Utilities	$10.8	$3.7
Fee for service	9.8	—
Timber	2.7	(4.1)
Corporate and other	(65.6)	(38.8)
Net loss	$(42.3)	$(39.2)

EBITDA by segment
Utilities	$47.8	$16.6
Fee for service	45.8	—
Timber	8.3	8.4
Corporate and other	(8.1)	(2.8)
EBITDA	$93.8	$22.2

FFO by segment
Utilities	$27.3	$11.5
Fee for service	26.4	—
Timber	1.8	1.8
Corporate and other	(10.9)	(4.5)
FFO	$44.6	$8.8

	As at
	March 31, 2010	December 31, 2009
Total assets by segment
Utilities	$2,102.0	$2,087.4
Fee for service	1,475.6	1,390.8
Timber	1,047.1	1,036.7
Corporate and other	(70.7)	(96.8)
Total assets	$4,554.0	$4,418.1

Net debt by segment
Utilities	$1,359.1	$1,334.9
Fee for service	991.4	904.6
Timber	463.9	463.8
Corporate and other	(121.7)	(179.2)
Total debt	$2,692.7	$2,524.1

Partnership capital by segment
Utilities	$742.9	$752.5
Fee for service	484.2	486.2
Timber	583.2	572.9
Corporate and other	51.0	82.4
Total partnership capital	$1,861.3	$1,894.0

Brookfield Infrastructure Partners | 2010 First Quarter Interim Report

Changes in net income, EBITDA and FFO for each segment, as presented above, are discussed in the Operating Platforms section.

OPERATING PLATFORMS

In this section, we review the results of our principal operating platforms: utilities, fee for service and timber.

Utilities Operations

Our utilities platform is comprised of businesses which earn a regulated return as well as businesses with long term contracts designed to generate a return on capital over the life of the contract. In this segment of our business, we own and operate assets that earn an allowed return on a regulated or notionally stipulated asset base which we refer to as RAB. The RAB increases in accordance with capital that we invest to upgrade and expand our systems. Depending on the jurisdiction, our RAB may also increase by inflation and maintenance capital expenditures and decrease by regulatory depreciation. The return that we earn is typically determined by a regulator or contract for prescribed periods of time. Thereafter, it may be subject to customary reviews based upon established criteria. Due to the regulatory diversity we have within our utilities platform, we mitigate exposure to any single regulatory regime. In addition, due to the economies of scale of our utilities businesses, we often have significant competitive advantages in competing for projects to expand our RAB. This competitive advantage often enables us to invest capital at attractive returns. Accordingly, we expect this segment to produce consistent revenue and margins that should increase with investment of additional capital and inflation. Virtually 100% of our utility platform's EBITDA is supported by regulated or contractual revenues.

Our objectives for our utilities platform are to operate open access systems that provide safe and reliable service for our customers and to invest capital in expansions in order to meet our customers' growth requirements. If we do so, we will put ourselves in a position to earn an appropriate return on our RAB. Thus, our performance can be measured by the growth in our RAB, our return on RAB, as well as our AFFO yield.

Our utilities platform is comprised of the following transportation and energy businesses:

DBCT: One of the world's largest coal terminals, accounting for 8% of global seaborne coal exports and 20% of global seaborne metallurgical coal exports. DBCT provides access to the export market for the Bowen Basin in Queensland, Australia, which is one of the lowest cost sources of coal in the world.

Transelec: The largest electricity transmission system in Chile with approximately 8,200 km of transmission lines. Transelec owns 100% of the highest voltage transmission lines in the country and is responsible for transmitting electricity to 98% of the population.

Ontario Transmission: An electricity transmission provider in the province of Ontario. Ontario Transmission has approximately 550 km of transmission lines that connect generators located in Northern Ontario to regions of high electricity demand in Southern Ontario.

Powerco: New Zealand's second largest provider of regulated electricity and gas distribution services, with over 410,000 connections. Powerco accounts for approximately 40% of the gas and approximately 16% of the electricity connections in New Zealand.

IEG Connections: The second largest independent provider of "last-mile" gas and electricity connection services in the UK.

Brookfield Infrastructure Partners | 2010 First Quarter Interim Report

Results of Operations
The following table presents the roll-forward of our regulated asset base (RAB) and selected key metrics:

	Three months ended March 31
MILLIONS, UNAUDITED	2010	2009
RAB, start of period	$1,891.1	$538.0
Capital expenditures	14.9	1.0
Inflation and other indexation	31.7	(17.8)
Regulatory depreciation	(16.4)	(1.7)
Foreign exchange	17.3	(0.9)
RAB, end of period	$1,938.6	$518.6

FFO	$27.3	$11.5
Maintenance capital	(1.9)	(0.5)
AFFO	$25.4	$11.0

Return on RAB1	10.0%	12.6%
AFFO yield2	13.6%	13.9%
1	Return on RAB is EBITDA divided by average RAB, expressed on an annualized basis.
2	AFFO divided by average partnership capital, expressed on an annualized basis.

Our utilities businesses generated FFO of $27.3 million in the three month period ended March 31, 2010, up sharply from the prior year due to contribution from our November 2009 investments in Prime and DBCT. After deducting maintenance capital expenditures of $1.9 million, our utilities platform generated an average AFFO yield of 13.6% on an average capital base of $747.7 million. AFFO yield for the quarter was driven by strong performances from DBCT, Transelec and Ontario Transmission.

RAB for our utilities businesses increased 3% to $1,938.6 million during the three month period ended March 31, 2010 due to inflation and other indexation, capital expenditures and foreign exchange. In the quarter, our return on RAB was 10.0%, down from the prior year as a result of the addition of the newly acquired Prime and DBCT businesses, a number of which have lower return on RAB then our legacy utility businesses.

The following table presents our utilities platform's proportionate share of financial results:

	Three months ended March 31
MILLIONS, UNAUDITED	2010	2009
Revenue	$73.2	$20.0
Costs attributed to revenues	(25.4)	(3.7)
Dividend income	—	0.3
EBITDA	47.8	16.6
Other income	—	0.3
Interest expense	(20.2)	(4.8)
Cash taxes	(0.3)	(0.6)
Funds from operations (FFO)	27.3	11.5
Depreciation and amortization	(14.0)	(4.2)
Unrealized losses on derivative instruments	(1.2)	(1.7)
Deferred taxes and other items	(1.3)	(1.9)
Net income	$10.8	$3.7

Brookfield Infrastructure Partners | 2010 First Quarter Interim Report

The following table presents EBITDA and FFO for each operation in this platform:

	EBITDA		FFO
	Three months ended March 31		Three months ended March 31
MILLIONS, UNAUDITED	2010	2009	2010	2009
DBCT	$21.7	$—	$12.8	$—
Transelec	11.9	10.6	8.1	7.7
Ontario Transmission	5.6	5.7	3.7	3.5
Powerco	5.2	—	1.4	—
IEG Connections	3.4	—	1.3	—
TBE	—	0.3	—	0.3
	$47.8	$16.6	$27.3	$11.5

For the three months ended March 31, 2010, our utilities platform generated EBITDA and FFO of $47.8 million and $27.3 million, respectively, compared to $16.6 million and $11.5 million in the comparable period of 2009. The increase is attributable mainly to the contribution of our newly acquired assets: DBCT, Powerco and IEG Connections. DBCT and Transelec contributed 70% and 77% of the segment's EBITDA and FFO during the quarter, respectively.

Transelec's EBITDA and FFO for the period were $11.9 million and $8.1 million, respectively, versus $10.6 million and $7.7 million in the comparable period of 2009. The improved results are primarily a result of the benefit from growth capital expenditures and indexation of revenues resulting from inflation and foreign exchange movements. DBCT reported EBITDA and FFO of $21.7 million and $12.8 million for the period, which were in-line with expectations. As a result of 100% take-or-pay contracts with its customers, DBCT's results are very predictable and are not impacted by fluctuations in volume or price.

Non-cash expenses are primarily comprised of depreciation and amortization, non-cash inflation indexation on our Chilean peso denominated debt and unrealized mark-to-market losses on derivative contracts mainly at Transelec. Depreciation and amortization totalled $14.0 million for the three months ended March 31, 2010, compared to $4.2 million in the prior year, with the increase primarily related to the addition of the new assets.

Regulatory Update

Our utilities businesses have periodic reviews of their rates by regulators. However, due to the number of jurisdictions in which we operate, we have significant diversity of regulatory risk.

As part of its periodic rate review, DBCT recently filed a revised Draft Access Undertaking (DAU) with the Queensland Competition Authority (QCA). The revised DAU, which has the full support of DBCT's customers, effectively maintains the current elements of DBCT's regulated weighted average cost of capital (WACC), including maintenance of the equity beta of 1.0. Based on current market conditions, the revised DAU would result in an increase in the WACC that is materially in excess of DBCT's existing WACC. The QCA is currently reviewing the revised DAU and will make its final decision prior to December 31, 2010.

In our Ontario Transmission and Powerco businesses, we have pending rate reviews that we believe will be resolved in 2010 or 2011. In Ontario, the regulator has acknowledged that the current ROE formula does not provide a reasonable rate of return for regulated utilities and is supportive of increasing the ROE to 9.75%. As part of the rate case process, the regulator is reviewing Ontario Transmission's regulated asset base and cost structure. We will be participating in a settlement process with intervenors to attempt to resolve all major issues. However, at this point, the outcome of the rate review is uncertain.

For Powerco, the regulator is in the process of implementing a new regulatory regime that will include a default price path for all utilities in New Zealand. In addition, each utility will have the option to elect a customized price path if it deems this to be preferable. The regulator is expected to finalize methodologies for the customized price path by December 2010. For the default price path, tariffs will be equal to an initial price that escalates annually by CPI less an X-factor. The regulator has indicated an X-factor of 0%, resulting in an escalator equal to CPI. We expect that within the next 12 to 18 months, the regulator will finalize the other elements of the default price path.

Brookfield Infrastructure Partners | 2010 First Quarter Interim Report

Business Development

Within our utility operations, we have numerous opportunities to upgrade and expand our asset base. While we are required to make certain capital expenditures to maintain safety and reliability, we will direct discretionary capital to those businesses that provide the highest risk-adjusted returns. In our utility platform, we expect to earn a return on the equity that we invest which is consistent with our existing AFFO yield.

Our capital project backlog is comprised of capital investments that will increase our RAB and includes projects that have been awarded to us as well as the schedule of projects that have been filed with the regulator scheduled for  expenditures within the next two years, for which we have not spent the capital.

The following table presents the roll-forward of our capital project backlog on a proportionate basis:

MILLIONS, UNAUDITED
Capital project backlog, start of period	$275.8
Additional capital projects	25.0
Less capital expenditures	(14.9)
Capital project backlog, end of period	$285.9

At March 31, 2010, our capital project backlog was $285.9 million, which increased over December 2009, primarily due to capital projects booked at IEG Connections and Transelec.

Transelec and IEG Connections have notable opportunities to expand their asset base. As the backbone transmission system in Chile, Transelec is uniquely positioned to participate in the substantial build-out of the transmission grid required to support expansion of the Chilean economy. IEG Connections competes with local distribution companies as well as other independent connection companies to win contracts to install natural gas and electric connections to new residential housing projects in the UK. Following installation, IEG Connections owns and operates the connections and receives payments for use of its system from retail providers that sell energy to the homeowner. IEG has experienced significant growth in its order book due to recovery of the UK housing market combined with market share gains.

In January 2009, Brookfield and its partner Isolux, through their joint venture partnership Wind Energy Texas Transmission (WETT), were awarded the right to build $500 million of transmission lines in Texas to facilitate delivery of wind power to population centers as part of the Texas Competitive Renewable Energy Zones (CREZ) program. We anticipate commercial operation of the project in the beginning of 2013, at which time WETT will be a licensed transmission utility in the state. Brookfield contributed its interest in WETT to a Brookfield-sponsored infrastructure partnership in which we own an interest. We anticipate that our ownership will be approximately 15% of this project.

In addition, we have the potential opportunity to invest in several large scale development projects that are in early stages. We are particularly excited about prospects at DBCT, one of the world’s largest coal export facilities. Situated on the northeast coast of Australia, this terminal serves as the critical link in the export of metallurgical coal from the Bowen Basin, one of the most prolific, low-cost metallurgical coal basins in the world. With capacity of 85 million tonnes per annum (mtpa), DBCT handles approximately 20% of the seaborne metallurgical coal in the world. For context of size, this terminal ships approximately $13 billion of coal annually, most of which is shipped to steel companies in Japan, Korea, India and China. Due to global demand for metallurgical coal, the queue to receive coal from DBCT is over 25 days. As a result, there is considerable customer demand to expand the facility. As a first step, we will conduct a feasibility study, which will be paid for by our customers. DBCT’s existing facility can be expanded by up to 5%. Any expansion of greater than 5% will require building a facility at an adjacent location with capital expenditures in excess of $2 billion.

Brookfield Infrastructure Partners | 2010 First Quarter Interim Report

Fee for Service Operations

Our fee for service platform is comprised of open access systems that provide transportation, storage and handling of energy, freight and bulk commodities. This operating platform is comprised of businesses with price floors and ceilings as a result of regulation, such as NGPL and WestNet Rail, as well as unregulated businesses, such as PD Ports and Euroports. Fee for service  businesses typically have high barriers to entry and in many instances have very few substitutes in their local markets. While these businesses have greater sensitivity to market prices and volume than our utilities operating platform, revenues are generally stable and, in many cases, are supported by long-term contracts or customer relationships. Our fee for service platform is expected to benefit from increases in demand for commodities as well as increases in the global movement of goods. Furthermore, the diversification within our fee for services businesses mitigates the impact of fluctuations in demand from any particular sector, commodity or customer. Approximately 70% of our fee for service platform’s EBITDA is supported by regulated or contractual revenues.

Our objectives for our fee for service platform are to provide safe and reliable service to our customers and to meet their expansion needs in a capital efficient manner. If we do so we will be able to charge a fair price for our services, and we will be able to earn an attractive return on the capital that we invest to increase the  capacity of our operations. Thus, our performance can be measured by our revenue growth, EBITDA margin as well as our AFFO yield.

Our fee for service platform is comprised of the following businesses:

NGPL: One of the largest natural gas transmission pipeline and storage systems in the United States, with over 15,500 km of pipeline and approximately 270 billion cubic feet of storage capacity. NGPL provides transportation and storage to approximately 60% of the Chicago and the Northern Indiana natural gas markets.

WestNet Rail: Leases and operates a network of approximately 5,100 km of track and related infrastructure in Southwestern Australia. WestNet Rail provides exclusive rail access to market for minerals and grain businesses that underpin Western Australia’s economy.

PD Ports: One of the largest port operators in the UK by volume. PD Ports is a landlord port with over 2,000 acres of land, and operates as the statutory harbour authority out of the Port of Tees and Hartlepool in northern UK.

IEG Distribution: The sole provider of natural gas and liquid propane gas in the Channel Islands and the Isle of Man.

Euroports: Owns a portfolio of seventeen port concession businesses in key strategic locations throughout Europe and in China, handling over 50 mtpa.

TGN: The sole provider of gas distribution services in Tasmania, Australia. TGN owns approximately 730km of distribution pipeline and services approximately 6,500 customers throughout Tasmania.

Brookfield Infrastructure Partners | 2010 First Quarter Interim Report

Results of Operations

The following table presents the key metrics of our fee for service platform:

	Three months ended March 31
MILLIONS, UNAUDITED	2010	2009
Growth capital expenditures	$1.5	$—
Revenue growth:
Acquisitions	100%	—
Volume	—	—
Rates	—	—
	100%	—

EBITDA Margin1	36.8%	—

FFO	$26.4	$—
Maintenance capital	(5.7)	—
AFFO	$20.7	$—

AFFO yield2	17.1%	—
1 EBITDA divided by revenues.
2 AFFO divided by average partnership capital, expressed on an annualized basis.

Our fee for service platform earned FFO of $26.4 million in the quarter, representing a full period contribution from the November 2009 investments in Prime and PD Ports. After deducting maintenance capital expenditures of $5.7 million, we generated an average AFFO yield of 17.1% on an average capital base of $485.2 million. For the quarter, our AFFO yield was driven by strong returns from NGPL and our ports businesses as well as seasonality which positively impacted the performance of IEG Distribution.

The following table presents our fee for service platform’s proportionate share of financial results.

	Three months ended March 31
MILLIONS, UNAUDITED	2010	2009
Revenues	$124.4	$—
Cost attributed to revenues	(78.6)	—
EBITDA	45.8	—
Interest expense	(17.6)	—
Cash taxes	(1.8)	—
Funds from operations (FFO)	26.4	—
Depreciation and amortization	(16.9)	—
Deferred taxes and other items	0.3	—
Net income	$9.8	$—

Brookfield Infrastructure Partners | 2010 First Quarter Interim Report

The following table presents EBITDA and FFO for each operation in this operating platform:

	EBITDA		FFO
	Three months ended March 31		Three months ended March 31
MILLIONS, UNAUDITED	2010	2009	2010	2009
NGPL	$17.2	$—	$9.4	$—
WestNet Rail	10.8	—	7.5	—
PD Ports	7.7	—	4.2	—
Euroports	6.0	—	1.7	—
IEG Distribution	3.6	—	3.1	—
TGN	0.5	—	0.5	—
	$45.8	$—	$26.4	$—

The results of our fee for service platform were in-line with expectations.

NGPL, Westnet Rail and PD Ports account for approximately 78% and 80% of this segment’s EBITDA and FFO, respectively. NGPL’s performance was nominally below expectation due to lower throughput, lower sales of line-pack services and lower prices on market sensitive capacity.

PD Ports had a strong quarter, achieving results that were ahead of last year and our expectations. PD Ports benefited from continued volume growth in its containerized business which increased by 70% over last year. In addition, the results were favorably impacted by the signing of new contracts and the repricing of existing contracts in the conservancy segment of its business.

For the quarter, WestNet Rail exceeded expectations due to an increase in freight volumes as a result of strong intermodal performance and strong grain volumes due to a better than average harvest. However, shipments of minerals were somewhat weaker as one of the partnership’s customers reduced their production of heavy mineral sands. In addition, WestNet Rail’s maintenance costs were below budget due to timing issues.

Business and Regulatory Update

Following our investment in Prime, the United States Federal Energy Regulatory Commission (FERC) announced in November of 2009 a review of tariffs charged by NGPL. In its filing, FERC alleged that NGPL is earning a return on equity in excess of a reasonable level and that it is over recovering fuel gas. On April 23, 2010, NGPL advised that a settlement in principle has been reached which was supported or not opposed by all active participants in the proceeding as well as FERC staff. The settlement terms remain confidential and are subject to documentation and approval by the Administrative Law Judge and FERC Commissioners before the settlement becomes final. The terms of the settlement, if approved, would resolve all issues set for hearing by FERC.

In January 2010, WestNet Rail received a notice for stamp duty assessed in respect of the 2006 acquisition of the ARG Group. Our Partnership’s share of the assessment is A$18.5 million (Prime’s A$46.4 million). We believe that the assessment is incorrect at law and Prime intends to vigorously challenge it. Prime has funded the assessment from its cash resources while the matter is pending.

Business Development

Within our fee for service platform, we strive to increase the throughput of our system in a capital efficient manner to meet out customers’ growth requirements. Due to the economies of scale of our networks or our location, we are often able to earn very attractive returns when we make investments. In this segment, growth investments are discretionary, and we target an after-tax return on equity of 15% to 20% depending on the risk profile of the project.

Brookfield Infrastructure Partners | 2010 First Quarter Interim Report

We are very excited about the growth potential of WestNet Rail, a 5,100 km rail network in Western Australia. WestNet Rail provides access to its rail network to companies that ship primarily bulk commodities (iron ore, alumina, coal, minerals, grain) to ports along the west coast of Australia. Due to the high costs and inefficiency of road transportation, our rail network often provides the sole economic access route to the export market for our customers. In 2009, WestNet Rail shipped over 50 million tonnes of freight across its network. With the recovery in the capital markets and the renewed demand for commodities, particularly from China, several large-scale iron ore mining developments in close proximity to our rail network have progressed rapidly and are proposed to be brought into production in 2011. In 2010, we began evaluating the numerous upgrades to WestNet Rails’ network to increase thoughput in order to accommodate these customer initiated projects. Based on our preliminary analysis, these upgrade projects should require capital expenditure in excess of $400 million.

Our European and UK ports businesses should continue to grow with the increased movements of goods to and from our terminal locations. In general, volumes of our bulk and general cargo have been increasing as the economy strengthens; our volumes for containerized goods have also increased as our customers seek to maximize the seaborne movement of their cargo for delivery to distribution centers near large population areas. Seaborne transportation is increasingly viewed as more efficient and cost effective than other modes of transportation in Europe given poor rail access, heavily congested roads and  the increasing cost of fuel. In addition, through the reduction of road miles traveled to deliver goods, our customers have been able to reduce their carbon footprint, an area receiving increasing attention from local and federal governments. Our portfolio of ports are strategically located near large population catchment areas and/ or distribution centers which allow our customers to maximize these supply chain objectives.

PD Ports has been successful over the past few years in attracting leading UK retailers to locate their primary distribution facilities on land adjacent to the port. By locating portside, our customers were able to improve their logistics supply management chain and reduce the number of road miles that their goods travel to reach their customers in Northern England. Going forward, we will focus our efforts on attracting other retailers and supply management firms to locate in close proximity to the port, which will drive conservancy revenue as their ships pass through our waterway, port handling revenue and potentially rent if they locate their facilities on our significant land base at the port.

Timber

Our timber platform consists of 433,000 acres of high-quality freehold timberlands located in the coastal region of British Columbia, Canada and the Pacific Northwest region of the U.S. Our timberlands are predominantly comprised of premium Douglas-fir, hemlock and cedar species suitable for high value structural and appearance applications in domestic and export markets. Our land holdings also include approximately 12,000 acres of higher and better use (HBU) lands, which may have greater value if used for real estate development or conservation.

The following table presents our proportionate share of selected statistics of our timberlands as at March 31, 2010:

	Three months ended and as at March 31
UNAUDITED	2010	2009
Timberlands (000’s acres)	433	435
HBU lands (000’s acres)	12	12

Long-run sustainable yield (millions m3)	1.6	1.6
Deferred harvest volume (millions m3)	2.9	2.7

Our timberlands have an estimated merchantable inventory of 29.5 million m3 of timber, which includes a deferred harvest volume of 2.9 million m3. This deferred harvest volume is in addition to harvest volumes that reflect annual timber growth as determined through our long-run sustainable yield (LRSY). As markets improve, cash flows should increase as we ramp-up our harvest to monetize this deferred harvest volume.

Brookfield Infrastructure Partners | 2010 First Quarter Interim Report

One of the key attributes of our timber platform is its operating flexibility which allows us to optimize our harvest mix and harvest levels as well as the markets to which we sell in order to maximize value. Based on anticipated market conditions, we plan our annual harvest to produce the products that offer the most attractive margins in the context of current market conditions and freight costs to access those markets. When log prices are attractive, we increase harvest levels to monetize the value of our inventory. When log prices are weak, we grow inventory on the stump to enhance value through capital appreciation. Our objectives for our timber platform are to maximize the total return on the capital that we invest in this business. Thus, our performance can be measured by our harvest levels, EBITDA margin and AFFO yield.

Results of Operations

The following table presents select key metrics of our timber platform:

	Three Months Ended March 31
MILLIONS, UNAUDITED, UNLESS OTHERWISE NOTED	2010	2009
Harvest (000’s m3)	306	267
EBITDA margin1	36%	39%
EBITDA margin ($/m3)	$25	$26

FFO	$1.8	$1.8
Maintenance capital	—	—
AFFO	$1.8	$1.80

AFFO yield2	1.2%	1.2%
1 EBITDA divided by revenue.
2 AFFO divided by average partnership capital, expressed on an annualized basis.

Our timber platform generated FFO of $1.8 million for the quarter, in-line with the prior year. Our quarterly performance reflected a 12% increase in sales volume as a result of significantly higher sales of lower margin whitewood logs into the Korean market, offset by a reduction in sales of our high margin Douglas-fir logs to preserve inventory value. As a result of this shift in product mix, our EBITDA margin for the quarter was 36% versus 39% in the prior year, after accounting for lower harvest costs from aggressive bidding-out harvest contracts. For the quarter, our average AFFO yield was 1.2%. Our timber platform will not earn a normalized AFFO yield until a further recovery in log prices and we increase harvest levels of our high margin Douglas-fir logs.

The following table summarizes our proportionate share of harvest, sales and sale price realizations by species for our timber operations:

	Three Months Ended March 31, 2010				Three Months Ended March 31, 2009
UNAUDITED	Harvest (000’s m3)	Sales (000’s m3)	Revenue/m3	Revenue ($ millions)	Harvest (000’s m3)	Sales (000’s m3)	Revenue/m3	Revenue ($ millions)
Douglas-fir	159	146	$81	$11.8	170	163	$80	$13.1
Whitewood	83	95	64	6.1	41	49	61	3.0
Other species	64	70	76	5.3	56	66	76	5.0
	306	311	$75	$23.2	267	278	$76	$21.1
HBU and other sales				—				0.4
Total				$23.2				$21.5

From a macroeconomic perspective, seasonally adjusted, annualized U.S. housing starts climbed 10% from the fourth quarter of 2009 to 617,000. However, this level is approximately 40% of long-term trend levels. Despite this relatively weak demand from new housing starts, prices for timber increased rapidly in the last few weeks of the first quarter and into the second quarter, as growing demand from off-shore consumers for high quality domestic logs and strong supply-side management resulted in very low inventories of sawlogs in the Pacific Northwest region.

Brookfield Infrastructure Partners | 2010 First Quarter Interim Report

During the quarter, prices for whitewood into the Korean market, net of transportation costs, were above the five-year average. In emerging markets, demand from China for low quality Douglas-fir logs increased significantly during the quarter causing indicative prices to rise approximately 9% over the previous quarter.

Consistent with our focus on optimizing the long-term value of our business, we harvested higher margin Douglas-fir at reduced levels but increased our harvest of whitewood for export to the Korean market. The sales volume of Douglas-fir was 10% below the comparable quarter in 2009 while whitewood volumes were 90% above the comparable quarter. Sales volumes of other species increased 6% largely as a result of the higher percentage of pulp logs in the whitewood portion of the harvest. We increased our proportion of timber shipped to off-shore markets to take advantage of significantly better demand and prices, net of transportation costs. Export volumes represented 44% of shipments in the quarter, compared to 33% in the comparable quarter of 2009.

The following table presents our timber platform’s proportionate share of financial results.

	Three months ended March 31
MILLIONS, UNAUDITED	2010	2009
Revenue	$23.2	$21.5
Cost attributed to revenues	(14.9)	(13.1)
EBITDA	8.3	8.4
Other income (expenses)	0.5	(0.1)
Interest expense	(6.8)	(6.4)
Cash taxes	(0.2)	(0.1)
Funds from operations (FFO)	1.8	1.8
Performance fee	(0.2)	—
Fair value adjustments	1.9	(9.2)
Deferred taxes and other items	(0.8)	3.3
Net income (loss)	$2.7	$(4.1)

For the three months ended March 31, 2010, our timber operations’ EBITDA and FFO totaled $8.3 million and $1.8 million, respectively, in line with the comparable period of 2009.

For the quarter, our average realized price decreased by 1% to $75/m3. The average realized price for Douglas-fir was unchanged from the prior year as the price gains during the quarter returned prices to the level experienced in 2009. The average selling price of whitewood increased 5% compared to 2009, reflecting strong prices for shipments to the Korean market. The decline in the average realized price for other species is mostly attributable to increased volumes of pulp logs in the mix of products included in that category.

Harvest and delivery costs per unit increased 6% compared to 2009 primarily due to the impact of foreign exchange on Canadian dollar denominated costs in our Canadian operations.  Costs in local currencies declined on a year-over-year basis reflecting the ongoing success of our efforts to manage fixed costs and increase the proportion of harvesting rates determined through bid processes.

Our share of revenue from HBU land and other sales was $nil for the period compared to $0.4 million for the comparable period of 2009.

For the periods ended March 31, 2010 and 2009, fair value adjustments were $1.6 million and ($9.2) million, respectively. The change is primarily due to lower fair values per m3 attributed to the timber harvested in the current period.

Business Development

Log prices have recovered far faster than our expectations given the outlook in the U.S. housing market. Recent log prices are not fully reflected in our first quarter results as pricing didn’t recover until the end of the quarter. We will monitor these markets closely to ensure that they are sustainable before aggressively ramping up our harvest.

Brookfield Infrastructure Partners | 2010 First Quarter Interim Report

Over the mid-to-long term, we expect that our timber operations will be positively impacted by a number of fundamental factors affecting the supply of timber in the markets that we serve:

•	The mountain pine beetle infestation, which is having a significant impact on the supply of timber from the interior of British Columbia, Alberta and the U.S. Inland;
•	Increasing demand from both Asian markets and the rapidly expanding bio-fuel industry; and
•	Continuing withdrawals of timberlands for conservation and alternate uses.

CORPORATE AND OTHER

The following table presents the components of Corporate and other, on a proportionate basis, for the three months ended March 31, 2010 and 2009:

	Three months ended March 31
MILLIONS, UNAUDITED	2010	2009
General and administrative costs	$(3.0)	$(1.3)
Base management fee	(5.7)	(1.9)
Other income	0.7	0.4
Financing costs	(2.9)	(1.7)
FFO	(10.9)	(4.5)
Mark to market loss adjustment on redeemable partnership units	(28.9)	(30.2)
Deferred taxes and other	(25.8)	(4.1)
Corporate and other	$(65.6)	$(38.8)

General and administrative costs were higher in 2010 compared to the prior year primarily as a result of the inclusion of our proportionate share of Prime’s corporate general and administrative expenses.

Pursuant to our Master Services Agreement, we pay a quarterly base management fee to Brookfield based on our market value. This fee increased over the prior year due to the $940 million equity offering that was completed in November of 2009 and the increased trading price of our partnership units.

Financing costs include dividends paid on our preferred shares, interest expense and standby fees on our committed credit facility, less ancillary interest earned on cash balances. These costs exclude non-cash amortization of financing costs of $0.7 million for the periods ended March 31, 2010 and 2009. Financing costs in 2010 were higher than 2009 primarily as a result of inclusion of our proportionate share of interest expense on Prime’s corporate debt.

Other Investments

Our other investments include the results from our 30% interest in Hydro Kennebec and our investments in three public private partnerships (PPP’s). On a proportionate basis, other investments earned $0.6 million of FFO for the period ended March 31, 2010, compared to $nil in 2009.

The interest in Hydro Kennebec was acquired on March 17, 2010 for $10.5 million. Unit 1 of this two unit hydro electric generating station is currently being rebuilt, after which preventative maintenance will be performed on Unit 2. We expect to invest an additional $0.6 million to fund our share for these repairs.

The PPP’s differ from our other infrastructure assets, as PPP’s have finite concessions of between 25-30 years, and cash generated from these projects must fully retire project debt over the term of the concession. Thus, FFO for our PPP operations include GAAP net income plus depreciation less debt amortization payments, which approximates the distributions to us from these operations. These projects are expected to generate stable cash flows from long-term contracts with long-term financing arrangements.

We have a commitment to fund our share of the additional equity investment in the Peterborough Hospital project totaling approximately £8.0 million. We have entered into foreign currency contracts to hedge this amount to approximately $11.8 million.

Brookfield Infrastructure Partners | 2010 First Quarter Interim Report

CAPITAL RESOURCES AND LIQUIDITY

The nature of our asset base and the quality of associated cash flows enable us to maintain a stable and low cost capitalization. We attempt to maintain sufficient financial liquidity at all times so that we are able to participate in attractive opportunities as they arise, better withstand sudden adverse changes in economic circumstances and maintain a relatively high distribution of our FFO to unitholders.

Our principal sources of liquidity are cash flows from our operations, undrawn credit and equity facilities and access to public and private capital markets. We also structure the ownership of our assets to enhance our ability to monetize them to provide additional liquidity, if necessary.

Our estimated core liquidity as at March 31, 2010 was as follows:

MILLIONS, UNAUDITED	As at March 31, 2010
Cash1	$46.4
Availability under committed credit facility	200.0
Estimated core liquidity	$246.4
1 Brookfield Infrastructure corporate level cash only.

Our $200 million senior secured revolving credit facility is available for investments and acquisitions, as well as general corporate purposes. Prior to drawing on the facility, we must satisfy a number of conditions including compliance with certain financial ratios. At March 31, 2010, $nil was drawn on this facility, and $200 million was available. Commitments under the facility will be available on a revolving basis until June 2010. All amounts outstanding at that time will be repayable in full in June 2011. The facility is intended to be a bridge to equity financing rather than a permanent source of capital. We expect to renew the credit facility prior to its maturity.

In addition to our $246.4 million of core liquidity, our proportionate share of unremitted cash within our operations was approximately $230 million, including approximately $120 million at the Prime corporate level. This cash will predominantly be used to pay down debt as it matures at Prime and selected operating companies owned by Prime. Prime also has an A$300 million committed credit facility (100% basis).

We finance our assets principally at the operating entity level with debt which generally has long-term maturities, few restrictive covenants and no recourse to either the Partnership or our other operations. At the operating partnership level, we endeavour to maintain investment grade or crossover ratings.

Brookfield Infrastructure Partners | 2010 First Quarter Interim Report

We also strive to ladder our principal repayments over a number of years. On a proportionate basis, scheduled principal repayments as at March 31, 2010 for our borrowings over the next five years are as follows:

	Average Term (years)	2010	2011	2012	2013	2014	Beyond	Total
Recourse borrowings
Corporate borrowings	—	$—	$—	$—	$—	$—	$—	$—
Subsidiary borrowings	2.6	—	—	41.7	—	—	—	41.7
Total recourse borrowings	2.6	$—	$—	$41.7	$—	$—	$—	$41.7

Non-recourse borrowings1, 2
Utilities	6.9	11.9	339.8	29.2	282.6	39.6	711.2	1,414.3
Fee for service	7.3	100.7	270.7	143.6	110.2	—	411.2	1,036.4
Timber	7.6	—	—	—	136.0	—	338.8	474.8
Total non-recourse borrowings1, 2	7.1	112.6	610.5	172.8	528.8	39.6	1,461.2	2,925.5
Total borrowings	7.1	$112.6	$610.5	$214.5	$528.8	$39.6	$1,461.2	$2,967.2

Cash retained in businesses
Utilities	$55.2
Fee for service	45.0
Timber	10.9
Corporate	163.4
Total cash retained	$274.5

Net debt
Utilities	$1,359.1
Fee for service	991.4
Timber	463.9
Corporate	(121.7)
Total net debt	$2,692.7
1 Represents non-recourse debt to Brookfield Infrastructure as the holders have recourse only to the underlying operations.
2 Non-recourse project debt from our social infrastructure operations has been excluded from the above tables as this is long-term debt which is fully amortized during the term of our concession contracts.

Our proportionate share of debt has an average term of 7.1 years. Including non-recourse borrowings, our debt-to-capitalization ratio as at March 31, 2010 was 61% on a proportionate consolidated basis.

Brookfield Infrastructure Partners | 2010 First Quarter Interim Report

The following table summarizes our proportionate share of debt allocated to our operating platforms:

	Three Months Ended March 31, 2010			Three Months Ended March 31, 2009
MILLIONS, UNAUDITED	Proportionate Average Debt	Average Cash Interest Rate	Cash Interest	Proportionate Average Debt	Average Cash Interest Rate	Cash Interest
Utilities	$1,429.7	5.6%	$20.2	$346.3	5.5%	$4.8
Fee for service	1,003.1	7.0%	17.6	—	—	—
Timber	474.8	5.7%	6.8	474.8	5.4%	6.4
Subsidiary corporate borrowings	47.4	4.2%	0.5	—	—	—
Corporate borrowings	—	—	—	125.5	3.2%	1.0
Total	$2,955.0	6.1%	$45.1	$946.6	5.2%	$12.2

Our equity strategy is to issue equity in conjunction with future acquisitions. However, we may also issue an amount of equity opportunistically to enhance our liquidity to pursue future acquisitions. In December 2009, we filed shelf registrations to enable us to issue securities in both the U.S. and Canadian markets.

CAPITAL REINVESTMENT

Our financing plan is to fund organic growth capital expenditures with cash flow generated by our operations, cash on hand, as well as debt financing, provided that we maintain our credit profile. These investments are typically discretionary, and we invest this capital only if we believe we can earn our targeted returns as outlined in our Operating Platforms section. To fund large scale development projects and acquisitions, we may need to raise additional equity and debt financing. We will seek to raise this additional financing if we believe that we can earn appropriate risk adjusted returns. During the quarter, we invested $17.7 million in growth capital projects. We generated $7.7 million of cash flow available to reinvest in our business. The remainder of growth capital was funded from cash on hand.

The following table highlights the FFO generated in the period which is available to be reinvested in our business:

MILLIONS, UNAUDITED
Fund from operations (FFO)	$44.6
Less maintenance capital	(7.6)
Funds available for distribution	37.0
Distributions	(29.3)
Fund available for reinvestment	$7.7

Brookfield Infrastructure Partners | 2010 First Quarter Interim Report

The following table presents the components of growth and maintenance capital expenditures:

	Three months ended March 31
MILLIONS, UNAUDITED	2010	2009
Growth capital expenditures by segment
Utilities	$14.9	$1.0
Fee for service	2.9	—
Timber	—	—
	$17.8	$1.0
Maintenance capital expenditures by segment
Utilities	$1.9	$0.5
Fee for service	5.7	—
Timber	—	1.4
	$7.6	$1.9

PARTNERSHIP CAPITAL

As at March 31, 2010, the Partnership owns limited partnership units that represent 59% of Brookfield Infrastructure's total outstanding units, and Brookfield owns redeemable partnership units that represent 40% of Brookfield Infrastructure's total outstanding units.The redeemable partnership units, at the request of the holder, require Brookfield Infrastructure to redeem all or a portion of the holder's units of Brookfield Infrastructure at the market price for cash. This right is subject to the Partnership's right of first refusal which entitles it, at its sole discretion, to elect to acquire any unit presented to Brookfield Infrastructure in exchange for one of its units, subject to certain customary adjustments. Based on the number of the partnership units outstanding as at March 31, 2010 Brookfield's aggregate limited partnership interest in the Partnership would be 40% if Brookfield fully exercised its redemption right and the Partnership fully exercised its right of first refusal.

Brookfield also owns general partnership units that represent 1% of Brookfield Infrastructure's total outstanding units. The general partnership units are entitled to receive incentive distributions which are calculated in increments based on the amount by which quarterly distributions on the limited partnership units of Brookfield Infrastructure exceed specified target levels as set forth in Brookfield Infrastructure's limited partnership agreement.

The total number of Brookfield Infrastructure units outstanding was comprised of the following:

	March 31, 2010	December 31, 2009
General partnership units	1,066,928	1,066,928
Limited partnership units	63,155,680	63,155,680
Redeemable partnership units	42,470,220	42,470,220
Total	106,692,828	106,692,828

INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS)

As of January 1, 2010, Brookfield Infrastructure adopted IFRS as its primary basis of presentation. Under IFRS the partnership will revalue its timber assets on a quarterly basis, with changes in value accruing to income. In addition, the partnership has elected to revalue its utilities and fee for service businesses on an annual basis, with changes in value accruing to equity. Our borrowings and working capital are presented on a cost basis. The objective of this presentation is to provide readers with a basis for assessing changes in underlying value of partnership capital.

Brookfield Infrastructure Partners | 2010 First Quarter Interim Report

Our invested partnership capital was $17.44 per unit at the end of the first quarter on an underlying value basis.

The following table reconciles our December, 31, 2009 partnership capital from its book value as was stated in our US GAAP financial statements to IFRS, and presents the changes in underlying value of the partnership capital during the first quarter of 2010:

(MILLIONS, EXCEPT PER SHARE AMOUNTS)	Total	Per unit
Partnership capital, US GAAP basis - December 31, 2009	$1,799.5	$16.87
Reclassification of redeemable partnership units	(713.1)	(6.68)
Fair value adjustments	94.5	0.88
Partnership capital, IFRS basis - December 31, 2009	1,180.9	11.07
FFO	44.6	0.42
Other non cash items included in net income	(46.0)	(0.44)
Foreign currency changes	(3.3)	(0.03)
Unrealized valuation changes	1.3	0.01
Distributions	(29.3)	(0.27)
Mark to market loss adjustment on redeemable partnership units	(28.9)	(0.27)
Partnership capital, IFRS basis - March 31, 2010	$1,119.3	$10.49

RECONCILIATION OF NON-GAAP FINANCIAL MEASURES

To measure performance, we focus on net income as well as FFO. We define FFO as net income excluding the impact of depreciation, depletion and amortization, deferred taxes and other items as shown in the reconciliation below. For our social infrastructure operations we also subtract debt amortization from FFO as these are finite life concessions and debt must be fully amortized during the concession term. FFO is a measure of operating performance that is not calculated in accordance with, and does not have any standardized meaning prescribed by GAAP. FFO is therefore unlikely to be comparable to similar measures presented by other issuers. FFO has limitations as an analytical tool:

•
FFO does not include depreciation and amortization expense; because we own capital assets with finite lives, depreciation and amortization expense recognizes the fact that we must maintain or replace our asset base in order to preserve our revenue generating capability;

•	FFO does not include deferred income taxes, which may become payable if we own our assets for a long period of time; and

•	FFO does not include performance fees accrued relating to our Canadian timber operations, which will be required to be paid in cash and represents a fee we expect to accrue in the future.

Because of these limitations, FFO should not be considered as the sole measure of our performance and should not be considered in isolation from, or as a substitute for, analysis of our results as reported under GAAP We compensate for these limitations by relying on our GAAP results and using FFO only supplementally. However, FFO is a key measure that we use to evaluate the performance of our operations and forms the basis for our Partnership's distribution policy.

When viewed with our GAAP results, we believe that FFO provides a more complete understanding of factors and trends affecting our underlying operations. FFO allows us to evaluate our businesses on the basis of cash return on net capital deployed by removing the effect of non-cash and other items. We add back depreciation and amortization to remove the implication that our assets decline in value over time since we believe that the value of most or our assets will typically increase over time provided we make all necessary maintenance expenditures.

We add back depletion because we endeavor to manage our timberlands on a sustainable basis over the long term. Furthermore, changes in asset values typically do not decline on a predetermined schedule, as suggested by accounting depreciation or depletion, but instead will inevitably vary upwards and downwards based on a number of market and other conditions that cannot be determined in advance. We add back deferred income taxes because we do not believe this item reflects the present value of the actual cash tax obligations we will be required to pay, particularly if our operations are held for a long period of time. Finally, we add back a performance fee payable to Brookfield by Island Timberlands. This performance fee was calculated based upon a percentage of the increased appraised value of the renewable resources and HBU land assets held by our Canadian timber operations over a threshold level. We believe it is appropriate to measure our performance excluding the impact of this accrual as we expect that over time the financial impact of this fee will be more than offset by increased income associated with the increased appraised value of these assets, a benefit which is not reflected in the period in which the related fee accrues. In addition, as a result of our fee-netting mechanism which is designed to eliminate any duplication of fees, any performance fees will reduce future incentive distributions that may otherwise be made to Brookfield by Brookfield Infrastructure. As this credit is reflected as a reduction in distributions to Brookfield, it would not be reflected in FFO without adding back the performance fee.

Brookfield Infrastructure Partners | 2010 First Quarter Interim Report

The following table reconciles FFO to the most directly comparable GAAP measure, which is net income. In doing so, we add back to net income the amounts recorded in respect of depreciation, depletion and amortization, deferred taxes and certain other items as well as the minority interest related to those items such that, similar to net income, FFO reflects Brookfield Infrastructure's ownership interest. We urge you to review the GAAP financial measures within the MD&A, and to not rely on any single financial measure to evaluate Brookfield Infrastructure.

	Three Months Ended March 31
MILLIONS, UNAUDITED	2010	2009
Net income	$(42.3)	$(39.2)
Add back or deduct the following:
Depreciation and amortization	31.0	4.6
Unrealized losses on derivative instruments	1.1	2.2
Performance fees	0.2	—
Fair value adjustments	(1.9)	9.2
Distributions on redeemable partnership units	12.0	4.0
Mark to market adjustment on redeemable partnership units	28.9	30.2
Deferred taxes and other items	15.6	(2.2)
FFO	$44.6	$8.8

The difference between net income and FFO is primarily attributable to depreciation and depletion expense.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This MD&A contains forward-looking information within the meaning of Canadian provincial securities laws and "forward-looking statements" within the meaning of certain securities laws including Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. We may make such statements in this report, in other filings with Canadian regulators or the SEC or in other communications. The words "believe," "expect," "tend," "seeks," "should," "anticipate," "intend," "objective," "sustain," "enable", "endeavour," "estimate," "likely," "typically," "stable," "enhance," "attempt," "strategy," "pursue," "strive,","vision," "positions," derivatives thereof and other expressions of similar import, or the negative variations thereof, and similar expressions of future or conditional verbs such as "will", "may", "should," which are predictions of or indicate future events, trends or prospects and which do not relate to historical matters, identify forward-looking statements. Forward-looking statements in this MD&A include among others, statements with respect to the appreciation of assets over time, operating results and margins for our business and each operation, capital expenditure backlog, commercial operation date and status of theTexas CREZ transmission project, return on capital expectations for the business, ability to identify, acquire and integrate new acquisition opportunities, partnering with institutional investors, expected capital appreciation, ability to achieve stated objectives, statements with respect to future acquisitions, future ownership level in DBCT, PD Ports and WETT, execution on PD Ports additional interest acquisition, impact on the business resulting from the economic recovery, our expected future general and administrative expenses and maintenance capital expenditures, our ability to maintain sufficient financial liquidity, sustainability of distribution levels, our ability to draw down funds under our bank credit facilities, our ability to secure financing through the issuance of equity or debt, ability to deploy capital in accretive investments, expansions of existing operations, ability to drive operating efficiencies, the timing and outcome of regulatory processes, value of higher and better use timber lands, our strategy, expected timing and outcome with respect to future timber sales, expected timber harvest levels, use of unremitted cash, financial impact of Island Timberlands fee, optimization of production and sales and other statements with respect to our beliefs, outlooks, plans, expectations and intentions. Although we believe that the Partnership's anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Partnership to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Brookfield Infrastructure Partners | 2010 First Quarter Interim Report

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include: general economic and financial conditions in the countries in which we do business generally which may impact market demand, we do not have a controlling interest in Prime, foreign currency risk, the high level of government regulation affecting our businesses, the outcome and timing of various regulatory and contractual issues, global credit and financial markets, the competitive business environment in our renewable resources business, the competitive market for acquisitions and other growth opportunities, availability of equity and debt financing, acts of God or similar events outside of our control, and other risks and factors detailed from time to time in documents filed by the Partnership with the securities regulators in Canada and the United States, including the Partnership' most recent Annual Report on Form 20-F under the heading "Risk Factors".

We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to the Partnership or Brookfield Infrastructure, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, the Partnership undertakes no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.

CAUTIONARY STATEMENT REGARDING USE OF NON-GAAP ACCOUNTING MEASURES

Although our financial results are determined in accordance with International Financial Reporting Standards (GAAP), the basis of presentation throughout much of this report differs from GAAP in that it is organized by business segment and utilizes funds from operations (FFO) as an important measure. This is reflective of how we manage the business and, in our opinion, enables the reader to better understand our affairs. We provide a reconciliation to net income in this MD&A. Readers are encouraged to consider both measures in assessing Brookfield Infrastructure's results.

BUSINESS ENVIRONMENT AND RISKS

The Partnership's and Brookfield Infrastructure's financial results are impacted by various factors, including the performance of each of our operations and various external factors influencing the specific sectors and geographic locations in which we operate; macro-economic factors such as economic growth, changes in currency, inflation and interest rates; regulatory requirements and initiatives; and litigation and claims that arise in the normal course of business. These and other factors are described in the Partnership's most recent Annual Report on Form 20-F which is available on our website at www.brookfieldinfrastructure.com and at www.sec.gov/edgar.shtml and www.sedar.com.

Brookfield Infrastructure Partners | 2010 First Quarter Interim Report